CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

CapitaLand

RECEIVED

2008 JUL -9 A 8:30

OFFICE OF INTERNATI... CORPORATE ...

82-4507

7 July 2008

08003684

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 June 2008 till 27 June 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
JUL 11 2008
THOMSON REUTERS

Ng Chooi Peng
Senior Secretariat Manager

Encs

G:\Sec\ADR\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Proposed sale of entire stake in Ipjora Holdings Sdn Bhd and freehold commercial land in Malaysia"	3 June 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Lonsvale TK Development Private Limited"	4 June 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Central China Real Estate Limited"	5 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in registered capital of CapitaRetail (Shanghai) Management & Consulting Co., Ltd"	5 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in registered capital of CapitaRetail Xincheng (Beijing) Project Management Consulting Co., Ltd"	5 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries - (I) Citadines (Netherlands) B.V. (II) Citadines Investments B.V. (III) CRDF Limited"	6 Jun 2008	SGX-ST Listing Manual
Joint announcement by CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited - "Forecast and Projected Statements of Total Return and Distribution of RCS Trust"	9 Jun 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Notice of Extraordinary General Meeting"	9 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in registered capital of Chengdu Raffles Industry Co., Ltd."	9 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Presentation for investor meetings in relation to the issue of Unitholder Circular dated 9 June 2008"	9 Jun 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Convertible Bonds Due 2013 - SGX-ST Approval In-Principle"	9 Jun 2008	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand wins Singapore's "Green Oscar" for its comprehensive green strategy"	11 Jun 2008	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Completion of the acquisition of property in Perth, Australia"	11 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Interest on S$1,000,000,000 2.95 per cent. Convertible Bonds due 2022"	13 Jun 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Ascott opens 4 new properties in 4 countries in 2 weeks"	16 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Island City Pte. Ltd."	18 Jun 2008	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News Release by CapitaLand Limited – "Ascott opens global hospitality training centre in Singapore"	20 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of CapitaLand China Holdings Pte Ltd"	20 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (I) Bellevale Pte. Ltd. (II) Goodline Holdings Limited (III) Intersuccess Investments Limited"	20 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of shares in Citadines Garden City (BVI) Limited"	20 Jun 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect associated company, CITIC CapitaLand (Beijing) Management Consulting Co., Ltd."	23 Jun 2008	SGX-ST Listing Manual
Joint news release by CapitaLand Limited and CITIC Trust Co., Ltd. - "CapitaLand and CITIC Trust establish first RMB-denominated real estate private equity fund in China"	23 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Fabulous Crest Sdn. Bhd."	24 Jun 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand acquires approximately 61.9% of the total strata area of Sungei Wang Plaza, Kuala Lumpur in Malaysia for RM595 million (approximately S$250 million)"	25 Jun 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Quill Capita Trust ("QCT") - Placement of up to 251,440,000 new units in QCT"	25 Jun 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Presentation Slides - Vietnam Economic Outlook - Consolidation not Collapse"	27 Jun 2008	For Public Relations Purposes
Announcements by CapitaCommercial Trust Management Limited - "(1) Results of Extraordinary General Meeting held on 27 June 2008 and (2) Presentation slides"	27 Jun 2008	For Public Relations Purposes

G:\Sec\ADR\2008\Jun 2008.doc

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED SALE OF ENTIRE STAKE IN IPJORA HOLDINGS SDN BHD AND FREEHOLD COMMERCIAL LAND IN MALAYSIA

CapitaLand Limited ("CapitaLand") wishes to announce that:

(1) its indirect wholly-owned subsidiary, Ipjora (S) Pte Ltd ("ISPL"), has entered into an agreement for the sale of its entire 60% stake in the issued and paid up share capital of Ipjora Holdings Sdn Bhd ("IHSB"), comprising 3,600,000 ordinary shares of RM1 each and 36,000 cumulative redeemable preference shares of RM1 each (the "Share Sale"), to UM Land Assets Sdn Bhd, a wholly-owned subsidiary of United Malayan Land Bhd ("UM Land"). IHSB owns a piece of freehold commercial land measuring approximately 1,566 square metres along Bukit Ceylon in Kuala Lumpur, Malaysia; and

(2) its indirect 30% owned associated company, Wisma Matex Sdn Bhd ("WMSB"), has entered into an agreement for the sale of three pieces of freehold commercial land (the "Land") measuring approximately 6,026 square metres in total located in Bandar Johor Bahru and District of Johor Bahru, Malaysia (the "Land Sale") to Exquisite Mode Sdn Bhd, another wholly-owned subsidiary of UM Land,

(the "Share Sale" and the "Land Sale" collectively referred to as the "Sale").

CapitaLand has an indirect interest of 20.75% in UM Land, a company listed on the main board of Bursa Malaysia Securities Berhad.

The cash consideration for the Share Sale is approximately RM5.3 million (S$2.3 million) which was arrived at on a willing-buyer willing-seller basis, taking into account, amongst other factors, the net tangible asset value of IHSB, adjusted for the fair value of the underlying asset. The net tangible asset value of ISPL's 60% stake in the share capital of IHSB is approximately RM4.1 million (S$1.8 million) as at 31 May 2008.

The cash consideration for the Land Sale is RM27.0 million (S$11.7 million) which was arrived at on a willing-buyer willing-seller basis, taking into account the fair value of the underlying assets. The net book value of the Land is RM26.0 million (S$11.2 million) as at 31 December 2007.

A deposit of 10% of the total cash consideration for the Sale has been paid upon signing of the agreement for the Share Sale and the agreement for the Land Sale. The balance 90% of the total cash consideration for the Sale will be paid on completion of the Sale (the "Completion").

The Completion is subject to the fulfilment of, inter alia, the following conditions precedent:

(1) Concurrent completion of the Share Sale and the Land Sale;
(2) Approval of the Foreign Investment Committee of Malaysia;
(3) Approval of the shareholders of WMSB at an Extraordinary General Meeting of WMSB to be held on 10 June 2008; and
(4) WMSB obtaining letters of release from the previous consultants engaged by WMSB in connection with the Land.

Upon completion of the Share Sale, IHSB will cease to be an indirect subsidiary of CapitaLand.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

Apart from CapitaLand's interest in UM Land, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
3 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY LONSVALE TK DEVELOPMENT PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in India:

Name	:	Lonsvale TK Development Private Limited
Principal Activity	:	Real Estate Development
Share Capital	:	Rs. 100,000 (approximately S$3,190) comprising 10,000 equity shares of Rs. 10 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
4 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CENTRAL CHINA REAL ESTATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect associated company, Central China Real Estate Limited ("CCRE"), a Henan-based residential property group, has today announced the outcome of its global offering (the "Global Offering") of 500,000,000 shares of nominal value of HK$0.10 each in CCRE (subject to the exercise of any over allotment option). The Global Offering was fully subscribed.

On completion of the Global Offering (which is expected to become unconditional at 8 am on 6 June 2008) and assuming no exercise of the over allotment option, CapitaLand's effective interest in CCRE will be reduced from 36.14% to 27.11%. CapitaLand remains a strategic investor in CCRE.

The Global Offering is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

This announcement is solely for information only and is not intended for publication or distribution, directly or indirectly, in, into or from the United States of America, Canada, Australia or Japan. It does not constitute or form part of any offer or invitation to sell or issue or any solicitation of any offer to purchase or subscribe for any securities of Central China Real Estate Limited in Singapore or any other jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied upon in connection with, or act as any inducement to enter into, any contract or commitment therefor.

By Order of the Board

Low Sai Choy
Company Secretary
5 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF CAPITARETAIL (SHANGHAI) MANAGEMENT & CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaRetail (Shanghai) Management & Consulting Co., Ltd ("CRSM") has increased its registered capital from USD140,000 (approximately S$190,000) to USD4,040,000 (approximately S$5,496,000) (the "Capital Increase").

The Capital Increase is by way of a cash injection by CRSM's sole shareholder, CapitaLand Retail China Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's indirect interest in CRSM remains at 100% after the Capital Increase.

The Capital Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
5 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF CAPITARETAIL XINCHENG (BEIJING) PROJECT MANAGEMENT CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaRetail Xincheng (Beijing) Project Management Consulting Co., Ltd ("Xincheng") has increased its registered capital from USD1,400,000 (approximately S$1,905,000) to USD10,000,000 (approximately S$13,605,000) (the "Capital Increase").

The Capital Increase is by way of a cash injection by Xincheng's sole shareholder, CapitaLand Retail China Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's indirect interest in Xincheng remains at 100% after the Capital Increase.

The Capital Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
5 June 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CITADINES (NETHERLANDS) B.V.
(II) CITADINES INVESTMENTS B.V.
(III) CRDF LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Citadines (Netherlands) B.V.
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	EUR 18,000 (approximately S$38,300) comprising 180 shares of EUR 100 each
	Place of Incorporation	:	The Netherlands
(II)	Name	:	Citadines Investments B.V.
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	EUR 18,000 (approximately S$38,300) comprising 180 shares of EUR 100 each
	Place of Incorporation	:	The Netherlands
(III)	Name	:	CRDF Limited
	Principal Activity	:	Investment Holding
	Issued and Paid-up Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	Cayman Islands

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
6 June 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Jun-2008 07:18:51
Announcement No.	00006

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Joint announcement by CapitaCommercial Trust and CapitaMall Trust - "Forecast and Projected Statements of Total Return and Distribution of RCS Trust"
Description	CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited, the managers of CapitaCommercial Trust and CapitaMall Trust, has today jointly issued an announcement on the above matter, as attached for information.
Attachments	CCT.CMT.Annc.RCSTrustForecast.9Jun08.pdf Total size = **289K** (2048K size limit recommended)

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CapitaCommercial Trust

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

Forecast and Projected Statements of Total Return and Distribution of RCS Trust

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("**CCT**", and the manager of CCT, the "**CCT Manager**"), and CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**", and the manager of CMT, the "**CMT Manager**"), are pleased to provide to their unitholders the forecast and projected statements of total return and distribution of RCS Trust (the joint ownership vehicle in the form of an unlisted special purpose sub-trust, which holds Raffles City and in which CCT and CMT hold interests of 60.0 per cent and 40.0 per cent respectively) for (i) the forecast period from 1 July 2008 to 31 December 2008 (the "**Forecast Period 2008**") and (ii) the projection year ending 2009 (the "**Projection Year 2009**") (collectively, the "**RCS Trust Forecast and Projected Statements**").

The forecast and projected statements as disclosed in the unitholders' circular issued by CCT on 9 June 2008 has taken into account the pro rata contributions from RCS Trust, which is based on the appended RCS Trust Forecast and Projected Statements.

The RCS Trust Forecast and Projected Statements have been examined by the Independent Accountants, and should be read together with their report contained in the Appendix as well as the assumptions and sensitivity analysis set out therein.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)

As manager of CapitaCommercial Trust
Michelle Koh
Company Secretary

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

As manager of CapitaMall Trust
Kannan Malini
Company Secretary

Singapore
9 June 2008

FORECAST AND PROJECTED STATEMENTS OF TOTAL RETURN AND DISTRIBUTION OF RCS TRUST

S$'000	Forecast for financial year ending 2008[1]	Forecast Period 2008 1 July 2008 to 31 December 2008	Projection Year 2009 Financial Year Ending 31 December 2009
Gross Revenue			
Gross Rental Income	180,687	90,521	190,078
Car park income	4,806	2,353	4,896
Other income	3,472	1,658	3,326
Total Gross Revenue	**188,965**	**94,532**	**198,300**
Property Operating Expenses			
Property management fee	(7,321)	(3,652)	(7,670)
Property tax	(20,420)	(10,244)	(21,137)
Other property operating expenses	(26,865)	(13,845)	(28,993)
Total Property Operating Expenses	**(54,606)**	**(27,741)**	**(57,800)**
Net Property Income	**134,359**	**66,791**	**140,500**
Interest income	46	4	-
Manager's management fees	(11,944)	(5,983)	(12,405)
Other trust expenses	(962)	(498)	(996)
Net income before borrowing costs and tax	**121,499**	**60,314**	**127,099**
Borrowing costs			
Interest expense	(37,205)	(18,976)	(40,756)
Amortisation of transaction costs	(981)	(490)	(980)
Total Borrowing Costs	**(38,186)**	**(19,466)**	**(41,736)**
Total return before tax	**83,313**	**40,848**	**85,363**
Distribution Statement			
Total return before tax	83,313	40,848	85,363
Net tax adjustments	13,743	6,894	14,124
Distributable income to Unitholders	**97,056**	**47,742**	**99,487**

Note:

(1) Based on RCS Trust's actual results from 1 January 2008 to 31 March 2008, and the CCT Manager's together with the CMT Manager's forecast of RCS Trust's results from 1 April 2008 to 31 December 2008.

1 Assumptions

The major assumptions made in preparing the RCS Trust Forecast and Projected Statements are set out below. The CCT Manager, together with the CMT Manager, considers these assumptions to be appropriate and reasonable at the date of this Announcement.

1.1 Raffles City Singapore Gross Revenue

The gross revenue of Raffles City Singapore ("**RC Gross Revenue**") is the aggregate of gross rental income earned from the leasing of offices in Raffles City Tower ("**RC Office Gross Rental Income**"), the leasing of shops in Raffles City Shopping Centre ("**RC Retail Gross Rental Income**"), and the leasing of the two hotels in Raffles City Singapore and the Raffles City Singapore Convention Centre (the "**RC Hotels and Convention Centre**", and the gross rental income earned from the leasing of the Hotels and Convention Centre, "**RC Hotels Gross Rental Income**"), as well as the car park income ("**RC Car Park Income**") and other income ("**RC Other Income**") earned from Raffles City Singapore. The assumptions used in calculating RC Gross Revenue are set out below:

1.1.1 RC Office Gross Rental Income

In order to forecast and project the RC Office Gross Rental Income, the CCT Manager, together with the CMT Manager, has, in the first instance, used rent payable under the committed leases of Raffles City Tower as at 29 February 2008.

For a committed lease expiring during the period from 1 March 2008 to 31 December 2008, the CCT Manager, together with the CMT Manager, has used the following process to forecast and project the RC Office Gross Rental Income for the period following such expiry:

- The CCT Manager, together with the CMT Manager, has assessed the market rent for the leases due for renewal. The market rent is the rent which the CCT Manager, together with the CMT Manager, believes could be achieved if each lease were renegotiated as at 29 February 2008 and is estimated with reference to the rent payable pursuant to comparable leases that have recently been negotiated, the achievable rents of comparable office buildings, likely market conditions, inflation rates and tenant demand levels.

- The CCT Manager, together with the CMT Manager, has assessed each of the expiring leases and the likelihood of renewals for committed leases expiring in the period from 1 March 2008 to 31 December 2008. During this period, leases of 2,705 square metres ("**sq m**") or 7.7% of the office NLA will be due for renewal. It has been assumed that 30.0% of these expiring leases of 812 sq m have been renewed or will be renewed, taking into account the actual committed renewals and tenants who have expressed an intention to renew their leases as at 29 February 2008.

If a committed lease expires in Projection Year 2009, the CCT Manager, together with the CMT Manager, has assumed that the rental rates payable under the lease renewal will be the market rent of comparable properties, increased by the projected growth rate of an average 5.0% per annum from

the prevailing market rental rates as at 29 February 2008. For Projection Year 2009, leases of 15,581 sq m or 44.1% of the office NLA will be due for renewal. The CCT Manager, together with the CMT Manager, has assumed that 71.7% of these expiring leases or 11,191 sq m have been renewed or will be renewed.

For the office leases which are not renewed during the period from 1 March 2008 to 31 December 2009, a vacancy allowance of three to four months is assumed. The rental rates payable upon the lease of such vacant spaces are assumed to be the market rent of comparable properties for the period from 1 March 2008 to 31 December 2008. For the Projection Year 2009, the rental rates are assumed to be increased by the projected growth rate of an average of 5.0% from the prevailing market rental rates as at 29 February 2008.

1.1.2 RC Retail Gross Rental Income

RC Retail Gross Rental Income (Excluding Turnover Rent)

In order to forecast and project the RC Retail Gross Rental Income (excluding turnover rent), the CCT Manager, together with the CMT Manager, has, in the first instance, used rent payable under the committed leases (including letters of offer which are to be followed up with lease agreements to be signed by the parties) for Raffles City Shopping Centre as at 29 February 2008.

Following the expiry of a committed lease during the period from 1 March 2008 to 31 December 2009, the CCT Manager, together with the CMT Manager, has used the following process to forecast and project the RC Retail Gross Rental Income (excluding turnover rent) for the period following such expiry:

- The CCT Manager, together with the CMT Manager, has assessed the market rent for each portion of lettable area as at 29 February 2008. The market rent is the rent which the CCT Manager, together with the CMT Manager, believes could be achieved if each lease were renegotiated as at 29 February 2008 and is estimated with reference to (i) the rent payable pursuant to comparable leases that have recently been negotiated, (ii) the effect of comparable shopping centres, (iii) assumed tenant retention rates on lease expiry, (iv) likely market conditions, (v) inflation levels, and (vi) tenant demand levels.

- If a committed lease expires in the period from 1 March 2008 to 31 December 2009, the CCT Manager, together with the CMT Manager, has assumed that the rental rates for a new lease (or a lease renewal) which commences in the period from 1 March 2008 to 31 December 2009 is the market rent, increased by the forecast growth rate of 3.0% per annum, or the actual rent committed (if the lease agreement or letter of offer has been entered into).

- The growth rate of 3.0% per annum is assumed after having regard to (i) the estimated rate of consumer price inflation in Singapore, (ii) the outlook for the general economy including gross domestic product growth rates, (iii) the demand level of tenancies in Raffles City Shopping Centre, and (iv) the outlook for retail sales in

Singapore. The 3.0% growth rate is an annual figure but has been assumed to apply to the relevant figures compounded on a monthly basis.

- For the leases expiring during the period 1 March 2008 to 31 December 2008 and the Projection Year 2009, it has been assumed that leases representing 50.0% of the RC Retail Gross Rental Income (excluding turnover rent) derived from such leases will be renewed and will not experience any vacancy period. It has been assumed that leases representing the remaining 50.0% of the RC Retail Gross Rental Income (excluding turnover rent) derived from the other leases expiring during the period 1 March 2008 to 31 December 2008 and the Projection Year 2009 will experience a one month vacancy period before rent becomes payable under a new lease. For those leases, where the actual vacancy periods are already known pursuant to commitments to lease which are in place as at 29 February 2008, the actual vacancy periods have been used in the forecast and projection.

RC Retail Gross Rental Income from Asset Enhancement Works

For Raffles City Shopping Centre, asset enhancement works involving reconfiguration of lettable areas and tenant re-mixing are expected to be carried out during the period 1 March 2008 to 31 December 2008 and the Projection Year 2009.

The forecast and projection have taken into account the potential revenue loss during the period when further asset enhancement works are being carried out as well as the additional revenue arising from the completion of the asset enhancement works.

Turnover Rent

For Raffles City Shopping Centre, approximately 93.9% of all committed leases (by number of leases) contained provisions for payment of turnover rent. The typical turnover rent provision in these leases is based on payment of either (i) gross rental income or (ii) a percentage of their gross turnover, whichever yields the higher amount.

In order to forecast turnover rent for Raffles City Shopping Centre for the period from 1 March 2008 to 31 December 2009, the CCT Manager, together with the CMT Manager, has reviewed average historical turnover rent figures for each tenant that pays turnover rent. Where historical turnover rent figures are not available, the CCT Manager, together with the CMT Manager, has made an estimate of the tenant's expected turnover, based on information provided by the tenant and other factors such as the outlook for retail sales. Based on this assessment, the CCT Manager, together with the CMT Manager, makes a forecast of the turnover rent for the period 1 March 2008 to 31 December 2008 and the Projection Year 2009.

Turnover rent of Raffles City Shopping Centre is forecast and projected to account for less than 1.0% of RC Retail Gross Rental Income for both the period 1 March 2008 to 31 December 2008 and the Projection Year 2009.

1.1.3 RC Hotels Gross Rental Income

The RC Hotels and Convention Centre are leased to RC Hotels (Pte) Ltd. Under the lease, RC Hotels (Pte) Ltd pays a gross rental income which includes a step-up minimum rent structure, a service charge component and a variable rent component based on a percentage of gross operating revenue earned from the RC Hotels and Convention Centre.

For the unexpired remaining annual rental periods from 7 November 2007 to 6 November 2011, the minimum rent will be on a yearly step-up structure, increasing from S$38.0 million to S$44.0 million.

For each annual rental period up to and including the annual rental period ending 6 November 2011, the variable rent will be 8.5% of gross operating revenue up to S$250.0 million and 13.0% of gross operating revenue over S$250.0 million.

The CCT Manager, together with the CMT Manager, has forecast and projected the minimum rent revenue based on the committed lease structure. To derive the variable rent revenue for both the Forecast Period 2008 and the Projection Year 2009, the percentage of gross operating revenue earned from the RC Hotels and Convention Centre adopted is based on the committed lease structure. In order to forecast the variable rent, the CCT Manager, together with the CMT Manager, has reviewed the historical gross operating revenue figures earned from the RC Hotels and Convention Centre and assessed the outlook for the Singapore hotel sector. Based on this assessment, the CCT Manager, together with the CMT Manager, has assumed that the gross operating revenue earned from the RC Hotels and Convention Centre for the Forecast Period 2008 is based on the current outlook for the Singapore hotel sector and that there is no growth for the Projection Year 2009.

1.1.4 RC Car Park Income

RC Car Park Income includes income earned from the operations of the car park. The CCT Manager, together with the CMT Manager, has assumed that the RC Car Park Income will grow at 5.9% from the financial year ended 2007 for the Forecast Period 2008 and at 1.9% from the financial year ending 2008 ("**FY2008**") for the Projection Year 2009.

1.1.5 RC Other Income

RC Other Income includes signage licence fees, casual leasing and other miscellaneous income from Raffles City Shopping Centre, as well as tenant recoveries earned from both Raffles City Shopping Centre and the Raffles City Tower.

The RC Other Income for the Forecast Period 2008 and the Projection Year 2009 is forecast and projected based on historical income and license agreements committed as at 29 February 2008, as well as the outlook for casual leasing at Raffles City Shopping Centre.

1.2 Property Operating Expenses

1.2.1 Property Tax

Property tax is assessed based on 10.0% of annual value. The annual values of Raffles City Singapore for the Forecast Period 2008 and the Projection Year 2009 are assumed as follows:

- For Raffles City Tower, it is assumed to be 118.9% and 86.0% higher than the RC Office Gross Rental Income for the Forecast Period 2008 and the Projection Year 2009 respectively.
- For Raffles City Shopping Centre, it is assumed to be the RC Retail Gross Rental Income after deducting an assumed service charge rate and advertising and promotion levy (where applicable).
- For the Hotels and Convention Centre, it is assumed to be the RC Hotels Gross Rental Income less service charge for the Forecast Period 2008 and the Projection Year 2009.
- For the car parks, it is assumed to be the RC Car Park Income after allowing for assumed deductible car park operating expenses; and for the other income, it is assumed to be the RC Other Income less tenant recoveries.

1.2.2 RCS Trust Property Management Fee

The property management fee is based on 2.0% of gross revenue plus 2.5% of net property income of Raffles City Singapore (inclusive of leasing and/or marketing commissions).

1.2.3 Other Property Operating Expenses

To forecast the other property operating expenses for the Forecast Period 2008, the CCT Manager, together with the CMT Manager, has made an assessment of the actual historical operating costs and the service contracts which were committed as at 29 February 2008. The other property operating expenses for the Projection Year 2009 are assumed to increase by 7.9% per annum from FY2008.

1.2.4 Marketing Expenses

The CCT Manager, together with the CMT Manager, has assumed that approximately S$2.2 million per annum will be incurred as marketing expenses for the Forecast Period 2008 and the Projection Year 2009, after taking into consideration the actual historical marketing expenses and marketing expenses which were committed as at 29 February 2008.

1.3 RCS Management Fee

The base component of the management fee is 0.25% per annum of the value of the deposited property of RCS Trust. In addition, there is also a performance component of the management fee, being 4.0% of the net property income of RCS Trust.

It is assumed that the management fee is paid in units in RCS Trust, and each of the CCT Manager and the CMT Manager will issue and receive for their own account such number of units in CCT or units in CMT (as the case may be) as may be

purchased with the respective amount of the management fee received by each of the CCT Trustee and the CMT Trustee respectively.

1.4 Trust Expenses

Trust expenses of RCS Trust include recurring operating expenses such as the RCS Trust trustee-manager's trustee's fees, annual valuation fees, legal fees, registry and depository charges, accounting, audit and tax adviser's fees, postage, printing and stationery costs, investor communication costs and other miscellaneous expenses.

1.5 Borrowing Costs

RCS Trust has S$1,030.0 million loan facilities granted by Silver Oak Ltd., a special purpose vehicle, which comprise a five-year fixed rate term loan of S$866.0 million and a revolving credit facility of S$164.0 million. The term loan has been fully drawn down on 13 September 2006 in three tranches. The three tranches comprise (i) a five-year term loan of S$670.0 million; (ii) a five-year term loan of S$60.0 million; and (iii) a five-year fixed rate term loan of S$ 136.0 million.

The CCT Manager, together with the CMT Manager, has assumed that S$46.7 million and S$107.5 million will be drawn down from the revolving credit facility in the Forecast Period 2008 and the Projection Year 2009 respectively to fund the asset enhancement works, capital expenditure at Raffles City Singapore and the working capital of the RCS Trust.

The CCT Manager, together with the CMT Manager, has assumed an average interest rate of approximately 4.1% and 4.0% per annum (including margins and excluding the amortisation of debt issuance expenses) for the Forecast Period 2008 and the Projection Year 2009 respectively.

The amortisation of debt issuance expenses is assumed to be S$0.5 million and S$1.0 million for the Forecast Period 2008 and the Projection Year 2009 respectively. As the amortisation is a non-cash item, it is added back to the distributable income through net tax adjustment.

1.6 Capital Expenditure

A provision of cash flow payments for the projected capital expenditure has been included in the Forecast Period 2008 and the Projection Year 2009. This is projected by the CCT Manager, together with the CMT Manager based on the proposed asset enhancement works relating to Raffles City Singapore.

Capital expenditure incurred is capitalised as part of the deposited property of RCS Trust and has no impact on the Statement of Total Return and distribution other than affecting the borrowing costs and depreciation expense.

While there is no material deferred capital maintenance obligation outstanding, the cash flow payment for the projected capital expenditure with respect to improvement works at Raffles City Singapore is forecast as follows:

	Forecast Period 2008 (1 July 2008 to 31 December 2008) (S$ Million)	Projection Year 2009 (Financial year ending 31 December 2009) (S$ Million)
Asset enhancement works	25.1	54.0
Renovation and improvement works	7.9	29.2
Regular capital expenditure	6.5	9.4
Total	**39.5**	**92.6**

1.7 Investment Property

The CCT Manager, together with the CMT Manager, has assumed that the carrying value for Raffles City Singapore is S$2,586.0 million (based on market valuation dated 1 December 2007 conducted by an independent valuer, CBRE). It has been assumed that the property value of Raffles City Singapore will only increase by the amount of capital expenditure projected as described in paragraph 1.6 above for the Forecast Period 2008 and the Projection Year 2009.

The assumption is applied when estimating the property value and the value of the deposited property of RCS Trust for the purposes of forecasting and projecting the base fee component of the management fee and the RCS Trust trustee-manager's trustee's fee.

1.8 Accounting Standards

It has been assumed that there has been no change in the applicable accounting policies or other financial reporting requirements that may have a material effect on RCS Trust's forecast distributable income. RCS Trust's significant accounting policies are consistent with those of CCT and its subsidiaries (the "**CCT Group**") and CMT and its subsidiaries (the "**CMT Group**") and a summary of the significant accounting policies of the CCT Group and CMT Group may be found in the CCT Group's and the CMT Group's annual report for the financial year ended 31 December 2007.

1.9 Other Assumptions

The following additional assumptions have been made in preparing the RCS Trust Forecast and Projected Statements:

(i) there will be no material change to the tax legislation or other legislation;

(ii) there will be no material change to the existing tax rulings of RCS Trust, CCT and CMT;

(iii) all leases and licences are enforceable and will be performed in accordance with their terms; and

(iv) 100.0% of the distributable income is distributed from RCS Trust in accordance with CCT's 60.0% interest and CMT's 40.0% interest for the Forecast Period 2008 and the Projection Year 2009.

2 Sensitivity Analysis on Distributable Income

The profit forecast and profit projection is based on a number of key assumptions that have been outlined earlier in this Announcement.

Unitholders of CCT and CMT (collectively, the "**Unitholders**") should be aware that future events cannot be predicted with any certainty and deviations from the figures in the Announcement are to be expected. To assist unitholders in assessing the impact of these assumptions on the RCS Trust Forecast and Projected Statements, the sensitivity of distributable income to changes in the key assumptions is set out below.

The sensitivity analysis below is intended as a guide only, and variations in actual performance could exceed the ranges shown. Movements in other variables may offset or compound the effect of a change in any variable beyond the extent shown.

The sensitivity analysis has been prepared using the same assumptions as those set out earlier in this Announcement.

2.1 Gross Rental Income

Changes in the gross rental income of uncommitted leases as at 29 February 2008 will impact the net property income of RCS Trust and, consequently, the distributable income. The assumptions for gross rental income have been set out earlier in this Announcement. The effect of variations in such gross rental income on the distributable income is set out below:

Impact on Distributable Income Pursuant to Changes in Gross Rental Income

	Distributable income	
	Forecast Period	**Projection Year**
	(S$'000)	**(S$'000)**
5.0 per cent. below base case	47,621	98,005
Base case[1]	**47,742**	**99,487**
5.0 per cent. above base case	47,863	100,969

Note:

(1) Distributable income as shown in the RCS Trust Forecast and Projected Statements.

2.2 Property Operating Expenses

Changes in the property operating expenses (excluding property tax and the property management fee) will impact the net property income of RCS Trust and, consequently, the distributable income. The assumptions for property operating expenses have been set out earlier in this Announcement. The effect of variations in the property operating expenses on the distribution income is set out below:

Impact on Distributable Income Pursuant to Changes in Property Operating Expenses

	Distributable Income	
	Forecast Period	**Projection Year**
	(S$'000)	**(S$'000)**
2.5 per cent. below base case[1]	48,064	100,162
Base case[2]	**47,742**	**99,487**
2.5 per cent. above base case[3]	47,420	98,812

Notes:

(1) Implies a decrease of 2.5% in the property operating expenses (excluding property tax and the property management fee).

(2) Distribution income as shown in the RCS Trust Forecast and Projected Statements.

(3) Implies an increase of 2.5% in the property operating expenses (excluding property tax and the property management fee).

2.3 Borrowing Costs

Changes in interest rates will impact net income of RCS Trust and, consequently, the distributable income. The interest rate assumptions have been set out earlier in this Announcement. The effect of the variation in RCS Trust's borrowing costs on the distributable income is set out below:

Impact on Distributable Income Pursuant to Changes in Borrowing Costs

	Distributable Income	
	Forecast Period	**Projection Year**
	(S$'000)	**(S$'000)**
Actual interest rate is 25 basis points below estimate	47,795	99,873
Base case[1]	**47,742**	**99,487**
Actual interest rate is 25 basis points above estimate	47,689	99,101

Note:

(1) Distribution income as shown in the RCS Trust Forecast and Projected Statements.

KPMG

KPMG
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

Telephone +65 6213 3388
Fax +65 6225 0984
Internet kpmg.com.sg

Private and confidential
The Board of Directors
CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911

Our ref LKK/JL6
Contact Leong Kok Keong
Telephone 6213 2008

The Board of Directors
CapitaMall Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911

HSBC Institutional Trust Services (Singapore) Limited (in its capacity as trustee-manager for RCS Trust)
21 Collyer Quay
#14-01 HSBC Building
Singapore 049320

9 June 2008

Dear Sirs

Letter from the Reporting Accountants on the Profit Forecast for the period from 1 July 2008 to 31 December 2008 and the Profit Projection for the year ending 31 December 2009 of RCS Trust

This letter has been prepared for inclusion in the announcement (the "Announcement") by CapitaCommercial Trust Management Limited ("CCTML") and CapitaMall Trust Management Limited ("CMTML") relating to the profit forecast and profit projection of RCS Trust ("RCS").

The directors of CCTML and CMTML (the "Directors") are responsible for the preparation and presentation of the forecast and projected Statements of Total Return and Distribution for the period from 1 July 2008 to 31 December 2008 (the "Profit Forecast") and the year ending 31 December 2009 (the "Profit Projection") as set out on page 2 of the Announcement, which has been prepared on the basis of the assumptions as set out on pages 3 to 9 of the Announcement (the "Assumptions").

We have examined the Profit Forecast of RCS for the period from 1 July 2008 to 31 December 2008 and the Profit Projection for the year ending 31 December 2009 as set out on page 2 of the Announcement in accordance with Singapore Standard on Assurance Engagements applicable to the examination of prospective financial information. The Directors are solely responsible for the Profit Forecast and Profit Projection including the Assumptions on which they are based.

KPMG

Profit Forecast

Based on our examination of the evidence supporting the Assumptions, nothing has come to our attention which causes us to believe that the Assumptions do not provide a reasonable basis for the Profit Forecast. Further, in our opinion the Profit Forecast, so far as the accounting policies and calculations are concerned, is properly prepared on the basis of the Assumptions, is consistent with the accounting policies normally adopted by RCS and is presented in accordance with the relevant presentation principles of Recommended Accounting Practice 7 *"Reporting Framework for Unit Trusts"* (but not all the required disclosures for the purposes of this letter) issued by the Institute of Certified Public Accountants of Singapore ("ICPAS"), which is the framework adopted by RCS in the preparation of its financial statements.

Profit Projection

The Profit Projection is intended to show a possible outcome based on the Assumptions. Because the length of the period covered by the Profit Projection extends beyond the period covered by the Profit Forecast, the Assumptions used in the Profit Projection (which included hypothetical assumptions about future events which may not necessarily occur) are more subjective than would be appropriate for a profit forecast. The Profit Projection does not therefore constitute a profit forecast.

Based on our examination of the evidence supporting the Assumptions, nothing has come to our attention which causes us to believe that the Assumptions do not provide a reasonable basis for the Profit Projection. Further, in our opinion the Profit Projection, so far as the accounting policies and calculations are concerned, is properly prepared on the basis of the Assumptions, is consistent with the accounting policies normally adopted by RCS and is presented in accordance with the relevant presentation principles of Recommended Accounting Practice 7 *"Reporting Framework for Unit Trusts"* (but not all the required disclosures for the purposes of this letter) issued by the Institute of Public Accountants of Singapore ("ICPAS"), which is the framework adopted by RCS in the preparation of its financial statements.

Events and circumstances frequently do not occur as expected. Even if the events anticipated under the hypothetical assumptions described above occur, actual results are still likely to be different from the Profit Forecast and Profit Projection since other anticipated events frequently do not occur as expected and the variations may be material. The actual results may therefore differ materially from the Profit Forecast and Profit Projection. For the reasons set out above, we do not express any opinion as to the possibility of achievement of the Profit Forecast and Profit Projection.

Attention is drawn, in particular, to the sensitivity analysis of the Directors' Profit Forecast and Profit Projection as set out on pages 10 to 11 of the Announcement.

KPMG
Public Accountants and Certified Public Accountants
(Partner-in-charge: Leong Kok Keong)
Singapore

Important Notice

This Announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for units or new units in CCT and/or CMT (collectively, the "**Units**").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the CCT Manager and the CMT Manager (collectively, the "**Managers**"), or any of the Managers' affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Managers to redeem their Units while the Units are listed. It is intended that unitholders of the Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The information in this Announcement must not be published outside the Republic of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Jun-2008 07:25:21
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - Notice of Extraordinary General Meeting
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.NoticeOfEGM.9Jun08.pdf Total size = **40K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of CapitaCommercial Trust ("**CCT**") will be held on Friday, 27 June 2008 at 10.30 a.m. at STI Auditorium, Level 9, 168 Robinson Road, Capital Tower, Singapore 068912 for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTION

1. THE PROPOSED ACQUISITION

That:

(a) approval be and is hereby given for the acquisition of 1 George Street (as defined in the circular dated 9 June 2008 (the "**Circular**") issued by CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**"), to unitholders of CCT (the "**Unitholders**")) from George Street Pte Ltd (the "**Vendor**") for a purchase consideration of S$1,165.0 million (the "**Acquisition**"), on the terms and conditions set out in the Call Option Agreement dated 26 March 2008 made between HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), and the Vendor;

(b) approval be and is hereby given for the entry into of the Sale and Purchase Agreement (as defined in the Circular) and the Deed of Yield Protection (as defined in the Circular);

(c) approval be and is hereby given for the payment of all fees and expenses relating to the Acquisition; and

(d) the Manager, any director of the Manager and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such director of the Manager or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CCT to give effect to the Acquisition.

ORDINARY RESOLUTION

2. THE PROPOSED GENERAL MANDATE FOR THE ISSUE OF NEW UNITS AND/OR CONVERTIBLE SECURITIES

That:

(a) approval be and is hereby given for the issue of new units in CCT ("**Units**"), and/or convertible securities which may be convertible into Units ("**Convertible Securities**"), in the financial year ending 31 December 2008 such that the number of new Units (and/or Units into which the Convertible Securities may be converted) does not exceed 50.0% of the number of Units in issue as at 31 December 2007 (the "**Base Figure**"), of which the aggregate number of new Units (and/or Units into which the Convertible Securities may be converted), where the Units and/or Convertible Securities are issued other than on a pro rata basis to existing Unitholders, must not be more than 20.0% of the Base Figure (the "**General Mandate**");

(b) pursuant to the General Mandate, the Manager may issue Units arising from the conversion of the Convertible Securities notwithstanding that the General Mandate may have ceased to be in force at the time the Units are to be issued;

(c) where the terms of the issue of the Convertible Securities provide for adjustment to the number of Convertible Securities in the event of rights, bonus or other capitalisation issues, the Manager may issue additional Convertible Securities notwithstanding that the General Mandate may have ceased to be in force at the time the Convertible Securities are issued; and

(d) the Manager, any Director and the Trustee be and are hereby severally authorised to complete and do all such acts and things (including executing all such documents as may be required) as the Manager, such Director or, as the case may be, the Trustee may consider expedient or necessary or in the interests of CCT to give effect to the General Mandate.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company Registration No. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
9 June 2008

Important Notice:

1. A unitholder of CCT entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a unitholder of CCT.
2. The instrument appointing a proxy must be lodged at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF CHENGDU RAFFLES INDUSTRY CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Chengdu Raffles Industry Co., Ltd. ("Chengdu Raffles") has increased its registered capital from US$70 million (approximately S$96 million) to US$119.8 million (approximately S$164 million) (the "Capital Increase").

The Capital Increase is by way of a cash injection by Chengdu Raffles' sole shareholder, Calderdale Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand.

CapitaLand's interest in Chengdu Raffles remains at 100% after the Capital Increase.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
9 June 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Jun-2008 20:02:44
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation for investor meetings in relation to the issue of Unitholder Circular dated 9 June 2008"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.Slides.1GeorgeStreet.9June2008.pdf Total size = **873K** (2048K size limit recommended)

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Investor Presentation


6 Battery Road
1 George Street
Capital Tower

Proposed Acquisition of 1 George Street

June 2008

CapitaCommercial Trust

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. *The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment* in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

Agenda

1. Approvals Sought
2. The Proposed Acquisition
3. Singapore Office Market
4. Benefits to Unitholders
5. Financing
6. Supplementary Information

Approvals Sought

Approvals Sought (Ordinary Resolution)

1. **Proposed Acquisition of 1 George Street, Singapore**
   - No placement of new CCT units
   - No rights issue

2. **Proposed General Mandate for the issue of new units and/or convertible securities**
   - In the event of any future acquisition, refinancing or general working capital financing in FY2008

The Proposed Acquisition

1 George Street - A 3-Year Old, 23-Storey Premier Grade A Office Building

The table below sets out a summary of selected information on 1 George Street as at 1 May 2008



Gross Floor Area	51,714 sq m	
Net Lettable Area	**Total**	**41,621 sq m**
	Office	40,465 sq m
	Ancillary Retail	1,156 sq m
Number of Tenants	31	
No. of Car Park Lots	178	
Title	Leasehold estate expiring 21 January 2102	
Committed Occupancy	100% (as at 1 May 2008)	
Valuation (as at 16 April 2008)	**S$1,165.0 million** by Jones Lang LaSalle Property Consultants Pte Ltd (commissioned by the Manager)	
(without taking into consideration the Yield Protection to CCT)	**S$1,170.0 million** by Knight Frank Pte Ltd (commissioned by the Trustee)	

1 George Street conferred Green Mark Gold Award by the Building Authority of Singapore

BCA GREEN MARK GOLD Award

CapitaCommercial Trust

Prime Landmark Location in Raffles Place



Clarke Quay
Boat Quay
Hong Lim Park
North Canal Rd
Upper Pickering St
OneGeorge STREET
South Bridge Rd
George St
South Canal Rd
UOB Plaza
Pickering St
OCBC Centre
Raffles Place
Hong Lim Complex
Great Eastern Centre
China St
Golden Shoe Carpark
China Square Central
Capital Square
Cross St
Far East Square

- ✓ Walking distance to Raffles Place MRT interchange station and Clarke Quay MRT station
- ✓ Prominent location within core of CBD

CapitaCommercial Trust

Call Option to Purchase 1 George Street
(announced on 27 March 2008)

- CCT has right but not obligation from CapitaLand to buy 1 George Street at purchase consideration of S$1,165.0 million or S$2,600 per sq ft NLA
- CapitaLand will provide a yield protection to CCT of minimum net property income of S$49.5 million p.a. (or 4.25% p.a. of purchase consideration) for 5 years from the date of completion of Acquisition till 2013

Attractive Price vs Market Transactions

Date	Office Building	Remaining Tenure	Price (S$ mil)	NLA (sqft)	Price (S$psf)
Apr 2008	71 Robinson Road	85 yrs	744	238,000	3,125
Mar 2008	**1 George Street**	**94 yrs**	**1,165**	**448,000**	**2,600**
Feb 2008	One Philip Street	999 yrs	99	36,194	2,736
Jan 2008	Hitachi Tower	999 yrs	811	279,560	2,900
Jan 2008	79 Anson Road (55% stake)	Freehold	215	117,423	1,831

Source: Extracted from reports by CBRE, JP Morgan & CapitaLand Research

CapitaCommercial Trust

Total Acquisition Cost

Items	Cost (S$)
Purchase Consideration	1,165.0 million
Acquisition Fee (to be paid in Units) [1]	11.7 million
Estimated Professional and other Fees and Expenses	3.5 million
Total Acquisition Cost	**1,180.2 million**

Note:
(1) As the Acquisition will constitute an "interested party transaction" under the Property Fund Guidelines, the Acquisition Fee payable to the Manager will be made in the form of Units, which shall not be sold within one year from the date of issuance.

CapitaCommercial Trust

Secured 100% Committed Funding

- Fully underwritten committed funding from banks obtained to fund acquisition
- **No placement of new CCT units**
- **No rights issue**

Issue of S$370 million Convertible Bonds

- Issued S$280 million 2.0% convertible bonds due 2013 (5 put 3)
- Due to strong demand, exercised option to issue additional S$90 million convertible bonds
- Conversion price of S$2.6762, representing a 23.9% premium over closing price of CCT on 1 April 2008
- Yield to maturity of 3.95%
- CCT has option to pay the conversion right entirely in cash or partially in cash and in units
- Listed on Singapore Exchange

(please refer to page 34 for other quantums of funding)

CapitaCommercial Trust

Yield Protection of Net Property Income

Revenue top up to ensure net property income and minimum 4.25% yield protection is met



S$25 mil
11.6
13.4
S$50 mil
11.7
38.3
Forecast Period 2008 (1 Jul to 31 Dec)
Projection Year 2009 (1 Jan to 31 Dec)
NPI without Yield Protection
Yield Protection

CapitaCommercial Trust

Yield Protection Minimises Downside Risk; and CCT Benefits from All Rental Upside


Assuming all leases expiring between 2010 and 2011 are renewed based on CBRE's forecast rental rate of S$12.00 to S$15.00 per sq ft per month
Net Property Yield
4.25%
4.25%
4.40%
4.90%
Yield Protection
2008
2009
2011
2011

CapitaCommercial Trust

1 George Street's Yield Attractive vs Market Norm

Initial Yields of Recent Transactions – 3.0% to 3.5%
Stabilised Yield for CBD Office Buildings – 4.0% to 4.5%
Prime average yield is about 5%



Prime Capital Values & Yields
$psf
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
$2,281
$980
$1,500
$3,100
$3,100
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Q1 2008
Prime capital values
Prime yields

Source: Extracted from the independent property market review by CBRE in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Singapore Office Market

CapitaCommercial Trust

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply



Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sq ft
Projected annual demand = 1.62 mil sqft
5.0
3.0
1.0
-1.0
-3.0
Office Space (mil sq ft)
0.7
0.9
2.7
4.1
1.1
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

Firm Lease Commitments for MBFC 3 years ahead of building's completion

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
TOTAL	1,646,796		

Sources: MBFC; BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Grade A Rents Projected to be S$19 psf by end-2008



Projected end-2008
Grade A : S$19.00 per sq ft
Prime: S$17.00 per sq ft
Grade A and Prime Rents (Core CBD)
$psf per month
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.50
$7.71
$6.30
$6.43
$5.00
$5.35
$4.00
$4.55
$4.40
$4.62
$5.20
$5.70
$7.81
$8.73
$15.00
$17.15
$16.00
$18.65
2000
2001
2002
2003
2004
2005
2006
2007
Q1 2008
Prime
Grade A

Source: Extracted from the independent property market review by CBRE in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Office Rents Expected to Remain Stable Through 2010



Projections of Prime and Grade A Office Rents
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$ psf per month
$17.00
$19.00
$17.50
$20.00
$15.50
$19.00
2008E
2009E
2010E
Prime
Grade A

Source: CBRE Research, May 2008

	1Q 2008	End 2008	End 2009	End 2010
Monthly Gross Rent				
$ per sq m	202	212	212	190
($ per sq ft)	(18.80)	(19.70)	(19.70)	(17.70)

Forecast of Prime Raffles Place Rents
Source: DTZ Consulting & Research, May 2008

Charts extracted from the independent property market review by CBRE and DTZ in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Benefits to Unitholders

CapitaCommercial Trust

Yield Accretion



3.3%
5.63¢
2.7%
12.34¢
Forecast Period 2008
Projection Year 2009
Existing portfolio
Enlarged portfolio

Note:
(1) Following the Acquisition and based on the assumptions outlined in Appendix B of the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Growth Potential from Rental Reversions

Leases expiring at 1 George Street by Monthly Gross Rental Income

The chart below shows the leases which are expiring at 1 George Street by percentage of monthly Gross Rental Income from 2008 to 2010 and the weighted average gross rental rate per sq ft per month as at 1 May 2008, compared to the Grade A Office rent in the first quarter of 2008 reported by CBRE.



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
Achieved Grade A Office rent in Raffles Place micro-market: S$18.00 -S$20.00 per sq ft per month
S$20.00
S$18.00
S$16.00
S$14.00
S$12.00
S$10.00
S$8.00
S$6.00
S$4.00
S$2.00
18.6%
$5.56
32.0%
$6.60
30.2%
$5.88
2008
2009
2010
By Gross Rental Income
Gross Rental Income of Expiring Leases (S$ per sq ft per month)

CapitaCommercial Trust

Strengthen Focus in Prime Office Market

Gross Rental Income Contribution(1) from Major Usage Mix



Before Acquisition
After Acquisition
62.1%
15.7%
22.2%
66.5%
13.9%
19.6%
Office
Retail
Hotels & Convention Centre

Note:
(1) Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street

CapitaCommercial Trust

Increase Grade A Office Buildings' Income Contribution to 47.4%

Gross Rental Income Contribution[1] from Grade A Office Buildings



Before Acquisition
40.5%
20.2%
39.3%
After Acquisition
47.4%
17.9%
34.7%
Grade A Office Buildings
Raffles City Singapore
Others

Notes:
(1) Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street
(2) Grade A Office Buildings comprises Capital Tower, 6 Battery Road and 1 George Street

Enhance Tenant Base

Standard Chartered

GIC

JPMorgan

HSBC

NOMURA

CISCO

+

Wong Partnership

The Royal Bank of Scotland

Lloyds of London

=

Blue-chip tenants enhance tenant base of Existing Properties

Increase Tenant Diversification

Gross Rental Income (1) Contribution from Top Ten Tenants Reduced from 53.2% to 47.1%



18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
16.3%
14.4%
14.5%
12.8%
6.1%
5.4%
3.6%
3.2%
3.3%
2.9%
2.5%
2.2%
1.8%
1.6%
1.8%
1.6%
1.8%
1.6%
1.5%
1.4%
RC Hotels (Pte) Ltd
Standard Chartered Bank
Government of Singapore Investment Corporation Private Limited
JPMorgan Chase Bank, N.A.
The Hongkong and Shanghai Banking Corporation Limited
Robinson & Company (Singapore) Private Limited
CapitaLand Group
Nomura Singapore Limited
Cisco System (USA) Pte. Ltd.
Economic Development Board
Existing Properties
Enlarged Properties

Note:
(1) Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street

CapitaCommercial Trust

Continue Diversification of Major Trade Sectors

Major Trade Sectors Analysis By Monthly Office Gross Rental Income[1]



2.8%
2.3%
1.2%
3%
4.9%
5.5%
5.7%
2.6%
8.9%
12.2%
50.8%

Office Component [2]



2.3%
1.9%
1.1%
3%
4.1%
4.5%
4.9%
5.8%
10.1%
11.1%
51.1%

Office Component & 1 George Street



Banking, Insurance & Financial Services
Government & Government Linked Office
Others
Legal
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Car Park Income
Business Management/Consultancy Services/Business Activities
Telecommunications
Education
Ancillary Food & Beverage

Notes:

(1) As at 1 May 2008 for 1 George Street.

(2) Comprises Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Raffles City Tower, and the office leases in Bugis Village and Golden Shoe Car Park

CapitaCommercial Trust

Reduce Property Concentration Risk

NPI Contribution by Property(1) for the Forecast Period 2008


1 George Street
Raffles City Singapore(2)
6 Battery Road
Capital Tower
Starhub Centre
Robinson Point
HSBC Building
Bugis Village
Golden Shoe Car Park
Market Street Car Park
18.7%
36.9%
30.0%
28.7%
23.3%
12.5%
10.2%
6.0%
4.9%
4.2%
3.4%
4.1%
3.3%
3.6%
2.9%
3.5%
2.9%
0.5%
0.4%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
Before Acquisition
After Acquisition
Maximum contribution to CCT's NPI by any single property will decrease from 36.9% to 30.0%

Notes:
(1) Excludes Wilkie Edge, a property under development.
(2) Based on CCT's 60.0% interest in Raffles City Singapore.

CapitaCommercial Trust

Enjoy Economies of Scale

- Enlarged portfolio NLA of 302,885 sq m
- The CCT Manager and the CCT Property Manager will enjoy economies of scale through greater efficient allocation of resources
  - including staff and personnel
  - cost savings from bulk purchase synergies
  - dealings with service providers.

In line with Manager's Investment Strategy

✓Strengthen its position as the largest commercial REIT by total assets and market capitalisation in Singapore

✓In line with stated target to grow CCT's total assets to S$6.0 billion by 2009 (announced in July 2006)



S$'billion
6.6
5.6
4.6
3.6
2.6
1.6
0.6
-0.4
S$5.3b
S$6.5b
S$6.0b
After acquiring 1 George Street
S$1.2b
2007
2008
2009F
Acquisitions
Total Asset Size

CapitaCommercial Trust

Financing

CapitaCommercial Trust

100% Committed Funding Secured

Convertible Bonds	Issued S$370 million 2% coupon Convertible Bonds Yield To Maturity of 3.95% **(Done)**
MTN Programme	• Raised S$150 million under MTN Programme **(Done)** • Potential future issue
Secured Term Loan	Up to S$700 million (up to 2 years)
Others	Bank Loan Facilities

Assumed an average interest rate of approximately **3.7% per annum** (including margins and excluding the amortisation of the premiums and discounts relating to the issue of the Convertible Bonds and debt issuance expenses) for the Forecast Period 2008 and the Projection Year 2009.

CapitaCommercial Trust

CCT's Aggregate Leverage at Reasonable Level

	As at 31 December 2007	Post Acquisition
Deposited Property (S$' million)	5,278.7	**6,458.9**
Total Borrowings (S$' million)	1,261.7	**2,426.6**
Aggregate Leverage	23.9%	**37.6%**

Debt Maturity Profile & Interest Rate Exposure



S$mil
1%
32
26%
580
91
33%
150
25%
8
520
100
15%
370
2008
2009
2010
2011
2012
2013
CCT - Short term loan
CCT MTN
CCT - CMBS
RCS - CMBS
RCS - Short term loan
Secured Term Loan
Convertible Bonds

Debt Maturity Profile

Well spread out maturity



67%
60%
54%
29%
29%
2008
2009
2010
2011
2012

Interest Rate Exposure

2008 - 67% fixed (assuming S$700 million secured term loan is on floating rate basis)

CapitaCommercial Trust

Forecast & Projection (1)

S$ million	Actual for FY 2007 [2]	Forecast for FY 2008	Forecast Period 2008 (1 Jul to 31 Dec 2008)		Projection Year 2009	
Portfolio	Existing	Existing	Existing	Enlarged	Existing	Enlarged
Total Gross Revenue	240	**298**	**154**	**186**	**341**	**408**
Total Property Operating Expenses	(66)	(91)	(46)	(54)	(101)	(118)
Net Property Income	174	**207**	**107**	**132**	**240**	**290**
Net income before borrowing costs	**149**	**180**	**97**	**121**	**219**	**267**
Interest Expenses	(48)	(54)	(27)	(49)	(63)	(107)
Amortisation and transaction costs	(1)	(1)	(0)	(10)	(1)	(21)
Net Income before share of profit of associate	**101**	**125**	**70**	**62** (3)	**155**	**138**(3)
Distributable Income to Unitholders	120	145	**76**	**78**	**167**	**173**
Distribution per Unit (Cents)	8.70	10.43	**5.45**	**5.63**	**12.02**	**12.34**
Annualised DPU	8.70	10.43	**10.85**	**11.20**	**12.02**	**12.34**

Notes:
(1) Please refer to assumptions stated in the CCT Unitholder Circular dated 9 June 2008.
(2) Based on the CCT Audited Financial Statements for the financial year ended 31 December 2007.
(3) Net income for Forecast Period 2008 and Projection Year 2009 includes amortisation of premiums and discounts relating to the issue of the Convertible Bonds and the debt issuance expenses of S$10.1 million and S$20.4 million respectively. These are non-cash charges and are added back to distributable income.

CapitaCommercial Trust

Delivering Higher DPU Year-on-Year

Distribution yield based on 2009
Projected DPU and closing price per unit
on 6 June 2008 of S$2.24 : 5.5%



16.3%
22%
18.7%
7.6%
7.8%
5.68
6.32
6.31
6.81
7.02
7.33
8.55
8.70
10.61
12.34
15 May to 31 Dec 2004 (annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 31 Dec 2007
Forecast FY 2008 (2)
Projection Year 2009 (Enlarged Portfolio)
forecast(1)
actual

Note:

1. The forecast and the accompanying assumptions for the respective financial periods/years are found in the following:
   - Introductory Document dated 16 March 2004
   - Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
   - Circular dated 15 August 2006 for the equity fund raising fund of Raffles City
   - Unitholder Circular dated 5 November 2007 for the proposed acquisition of Wilkie Edge (for forecast in 2007 and first quarter of 2008
   - Unitholder Circular dated 9 June 2008 for the proposed acquisition of 1 George Street (for Forecast FY2008 and Projection Year 2009). Forecast FY2008 assumes 1 George Street acquisition is completed by 1 July 2008.
2. The DPU of 10.61 cents is derived from the forecast for Existing Portfolio for the first half of 2008 and the forecast for the Enlarged Portfolio for the second half of 2008.

CapitaCommercial Trust

Resolution 2 (Ordinary Resolution)

Proposed general mandate for the issue of new units and/or convertible securities

- Allows CCT to raise funds more expeditiously without the time and expense of convening EGMs
- Enables CCT to be more responsive in the acquisition of new properties in a competitive environment
- Provides CCT with additional room for further growth through the acquisition of new properties

FY2008	Units	% of Unitholdings
CCT units on issue (as at 31 Dec 2007)	1,384,692,369	
Units set aside for Convertible Bonds	138,255,736	
Units issued for management fees	1,604,209	10.1%
If Unitholders approve General Mandate		
Limit on additional units which can be issued in FY2008	137,078,528	9.9%
Or if it is a rights issue, the limit is :	552,486,240	39.9%

CapitaCommercial Trust

Approvals Sought (Ordinary Resolution)

1. Proposed acquisition of 1 George Street, Singapore

2. Proposed general mandate for the issue of new units and/or convertible securities

Timeline

Event	Date
Despatch of circulars to Unitholders	9 Jun 2008
Last date and time for lodgment of Proxy Forms	**25 Jun 2008 at 10.30 a.m.**
Extraordinary General Meeting	**27 Jun 2008 at 10.30 a.m.**
Completion of Acquisition	Before 31 Jul 2008

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Contact:
Ho Mei Peng, Head, Investor Relations & Communications
(65) 6826 5586
ho.meipeng@capitaland.com

Supplementary Information

CapitaCommercial Trust

Enlarged Portfolio Information

	1 George Street (as at 1 May 2008)	Existing Properties[(1)]	Enlarged Properties
NLA (sq m)	41,621	261,264	302,885
- Office (sq m)	41,621	215,378	256,999
- Retail	-	45,886	45,886
Number of Tenants	31	480	511
- Office	31	218	249
- Retail	-	261	261
- Hotels and Convention Centre	-	1	1
Number of Hotel Rooms	-	2,028	2,028
Car Park Lots	178	3,665	3,843
Valuation (S$ million)	1,165	5,110	6,275
Committed Occupancy	100.0%	99.3%	99.4%
- Office	100.0%	99.4%	99.5%
- Retail	-	99.0%	99.0%

Note:
(1) Excluding Wilkie Edge, a property under development. For Raffles City Singapore, all the information in the table, except for the valuation, is based on 100.0% interest in Raffl es City Singapore.

CapitaCommercial Trust

Lease Expiry Profile for Enlarged Portfolio



8.6%
2.2%
13.2%
6.9%
17.7%
8.6%
6.0%(1)
2.1%
20.1%
14.2%
0.4%
2008
2009
2010
2011
2012 and Beyond
Office
Retail
Hotels and Convention Centre(2)

Notes:

(1) Excludes a lease expiring beyond 2012 (representing 8.3% of monthly Gross Rental Income) which is subject to a rent review in 2011.
(2) The hotels and convention centre master lease at Raffles City Singapore is on a 20-year lease commencing from 7 November 1996.

CapitaCommercial Trust

Sensitivity Analysis
- Change in Gross Rental Income

Impact on DPU pursuant to changes in Gross Rental Income

	Distribution per Unit
	Forecast Period 2008
	Cents
5.0% below base case	5.59
Base case	**5.63**
5.0% above base case	5.67

	Distribution per Unit
	Projection Year 2009
	Cents
5.0% below base case	12.11
Base case	**12.34**
5.0% above base case	12.57



Impact on DPU pursuant to changes in Gross Rental Income
Forecast Period 2008
5.7
5.65
5.6
5.55
5.5
Cents
5.59
5.63
5.67
5.0% below base case
Base case
5.0% above base case



Impact on DPU pursuant to changes in Gross Rental Income
Projection Year 2009
12.6
12.5
12.4
12.3
12.2
12.1
12
Cents
12.11
12.34
12.57
5.0% below base case
Base case
5.0% above base case

CapitaCommercial Trust

Sensitivity Analysis
- Change in Property Operating Expenses

Impact on DPU pursuant to changes in Property Operating Expenses

	Distribution per Unit Forecast Period 2008 (cents)
2.5% below base case	5.67
Base case	**5.63**
2.5% above base case	5.59

	Distribution per Unit Projection Year 2009 (cents)
2.5% below base case	12.42
Base case	**12.34**
2.5% above base case	12.26


Impact on DPU pursuant to changes in Property Operating Expenses
Forecast Period 2008
Cents
5.7
5.65
5.6
5.55
5.5
5.67
5.63
5.59
2.5% below base case
Base case
2.5% above base case


Impact on DPU pursuant to changes in Property Operating Expenses
Projection Year 2009
Cents
12.6
12.5
12.4
12.3
12.2
12.1
12
12.42
12.34
12.26
2.5% below base case
Base case
2.5% above base case

Sensitivity Analysis
- Change in Borrowing Costs

Impact on DPU pursuant to changes in Borrowing Costs

	Distribution per Unit Forecast Period 2008 (cents)
Actual interest rate is 25 basis points below estimate	5.77
Base case	**5.63**
Actual interest rate is 25 basis points above estimate	5.50

	Distribution per Unit Projection Year 2009 (cents)
Actual interest rate is 25 basis points below estimate	12.67
Base case	**12.34**
Actual interest rate is 25 basis points above estimate	12.01



Impact on DPU pursuant to changes in Borrowing Costs
Forecast Period 2008
Cents
5.8
5.75
5.7
5.65
5.6
5.55
5.5
5.77
5.63
5.50
Actual interest rate is 25 basis points below estimate
Base case
Actual interest rate is 25 basis points above estimate



Impact on DPU pursuant to changes in Borrowing Costs
Projection Year 2009
Cents
12.7
12.6
12.5
12.4
12.3
12.2
12.1
12
12.67
12.34
12.01
Actual interest rate is 25 basis points below estimate
Base case
Actual interest rate is 25 basis points above estimate

CapitaCommercial Trust

Sensitivity Analysis – Change due to Conversion of Convertible Bonds

Impact on DPU pursuant to conversion of the Convertible Bonds

	Distribution per Unit Forecast Period 2008 (cents)
Base case	**5.63**
Conversion of 50.0% of Convertible Bonds	5.49
Conversion of 100.0% of Convertible Bonds	5.36

	Distribution per Unit Projection Year 2009 (cents)
Base case	**12.34**
Conversion of 50.0% of Convertible Bonds	12.01
Conversion of 100.0% of Convertible Bonds	11.71



Impact on DPU pursuant to conversion of Convertible Bonds
Forecast Period 2008
Cents
5.65
5.6
5.55
5.5
5.45
5.4
5.35
5.63
5.49
5.36
Base case
Conversion of 50.0% of Convertible Bonds
Conversion of 100.0% of Convertible Bonds



Impact on DPU pursuant to conversion of Convertible Bonds
Projection Year 2009
Cents
12.4
12.3
12.2
12.1
12
11.9
11.8
11.7
12.34
12.01
11.71
Base case
Conversion of 50.0% of Convertible Bonds
Conversion of 100.0% of Convertible Bonds

CapitaCommercial Trust

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Jun-2008 21:15:51
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Convertible Bonds Due 2013 - SGX-ST Approval In-Principle"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT-AIP_Announcement_9June2008.pdf Total size = **28K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

CONVERTIBLE BONDS DUE 2013

SGX-ST APPROVAL IN-PRINCIPLE

1. Further to the earlier announcements dated 22 May 2008 and 23 May 2008 on the proposed issue (the "**Issue**") by CapitaMall Trust ("**CMT**" or the "**Issuer**"), acting through HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT (the "**Trustee**"), of S$650.0 million 1.0% convertible bonds due 2013 (the "**Convertible Bonds**") convertible into new units of CMT ("**Units**"), CapitaMall Trust Management Limited, as manager of CMT (the "**Manager**"), is pleased to announce that Singapore Exchange Securities Trading Limited (the "**SGX-ST**") has on 9 June 2008 granted the in-principle approval for the listing and quotation of the Convertible Bonds and the new Units to be issued pursuant to the conversion of the Convertible Bonds (the "**Conversion Units**").

2. The SGX-ST's in-principle approval for the listing and quotation of the Convertible Bonds and the Conversion Units was granted subject to, *inter alia*, the following conditions:

   (i) compliance with the SGX-ST's listing requirements;

   (ii) a valid unit issue mandate being available and sufficient for the issue of the Convertible Bonds and the Conversion Units;

   (iii) announcement of the amount of proceeds from the Convertible Bonds intended to be set aside for each specific use;

   (iv) submission of the documents set out in Rule 315 of the Listing Manual of the SGX-ST (the "**SGX-ST Listing Manual**");

   (v) submission of the notification referred to in Rule 864(4) of the SGX-ST Listing Manual, if applicable;

   (vi) submission of a written confirmation from Goldman Sachs (Singapore) Pte., as the Sole Lead Manager and Underwriter for the Issue, that the Convertible Bonds will not be placed to the categories of persons identified in Rule 812(1) of the SGX-ST Listing Manual; and

   (vii) submission to the SGX-ST of written confirmations and/or undertakings from the Issuer that:

      (a) the Convertible Bonds will not be placed to the categories of persons identified in Rule 812(1) of the SGX-ST Listing Manual;

      (b) the offering circular to be issued in connection with the Issue contains information that persons specified in Section 274 and Section 275 of

the Securities and Futures Act, Chapter 289 of Singapore (or such equivalent terms in the relevant jurisdictions where the Convertible Bonds are subscribed) would customarily expect to see in such documents;

(c) the Convertible Bonds will be traded in board lot sizes of S$250,000 (or its equivalent in foreign currencies) for as long as the Convertible Bonds are listed on the SGX-ST, and the board lot size will not be redenominated subsequent to the Issue;

(d) the Issuer will observe the continuing listing requirements relating to debt securities in Part VI of Chapter 7 of the SGX-ST Listing Manual;

(e) periodic announcements will be made via SGXNET on the use of the proceeds from the Convertible Bonds as and when the funds are materially disbursed;

(f) disclosure of a status report on the use of the proceeds will be made via SGXNET annually until such time the proceeds from the Convertible Bonds have been fully utilised; and

(g) announcement of the conversion details (including the number of Conversion Units issued and the conversion price) via SGXNET each time the Convertible Bonds are converted into Conversion Units.

3 The SGX-ST's in-principle approval for the listing and the quotation of the Convertible Bonds and the Conversion Units is not to be taken as an indication of the merits of the Convertible Bonds, the Conversion Units, CMT, the Trustee or the Manager.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
9 June 2008

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for Units and/or the Convertible Bonds.

The Convertible Bonds and the Units to be issued upon conversion of the Convertible Bonds have not been, and will not be registered under the U.S. Securities Act 1933, as amended (the "**Securities Act**") and may not be offered or sold within the United States, except pursuant to an exemption from, or transactions not subject to, the registration requirements of the Securities Act. This announcement is for information purposes only and does not constitute an offer or sale of the Convertible Bonds or Units to be issued upon conversion of the Convertible Bonds in the United States or any other jurisdiction. Neither this announcement nor any portion hereof may be sent or transmitted into the United States or any jurisdiction where to do so is unlawful. Any failure to comply with these restrictions may constitute a violation of the United States securities law or the securities laws of any such other jurisdiction.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of the Units and the Convertible Bonds, and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in the Units and/or the Convertible Bonds is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Jun-2008 18:40:57
Announcement No.	00116

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - CapitaLand wins Singapore's "Green Oscar" for its comprehensive green strategy
Description	The attached news release issued by CapitaLand Limited ("CapitaLand") on the above matter is for information. The award acceptance speech by CapitaLand's Board member, Mr Richard Hale, and his biodata, are also attached.
Attachments	CL.REH.Bio.data.11Jun08.pdf CL.NewRelease.GreenOscar.11Jun08.pdf CL.AcceptanceSpeech.11Jun08.pdf Total size = **137K** (2048K size limit recommended)

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CapitaLand

NEWS RELEASE

For immediate release
11 June 2008

CapitaLand wins Singapore's "Green Oscar" for its comprehensive green strategy

Developer recognised for "its comprehensive green strategy and tracking of environmental performance"

Singapore, 11 June 2008 – CapitaLand Limited ("CapitaLand") today announced that it has been awarded the prestigious Singapore Environmental Achievement Award (SEAA) 2007/08 at the Singapore Green Summit 2008 held this evening. The real estate developer is the only Top Achiever of the award this year.

Mr Richard Hale, a board member of CapitaLand Limited, received the award on behalf of CapitaLand from National Development Minister Mah Bow Tan at the event this evening. The Summit is an annual event organised by the Singapore Environment Council and co-organised by Dun & Bradstreet.

As a winner of the SEAA, CapitaLand now joins an elite rank of businesses around the world that affirms its commitment to environmental excellence and protection of the natural environment.

In recognising CapitaLand as the only Top Achiever for its comprehensive green strategy and tracking of environmental performance, the Singapore Environment Council (SEC) noted that "CapitaLand is committed to be an environmentally sustainable real estate company. It set up the CapitaLand Green Committee, which formulated the CapitaLand Green Buildings Guidelines to advocate green best practices in the Group's commercial, retail and residential properties worldwide. The energy and water usage, waste generation and CO_2 emission of some 150 CapitaLand properties worldwide are also tracked by the CapitaLand Environmental Tracking System".

"CapitaLand also achieved the ISO 14000 certification for its environmental management systems for the entire Group in Singapore, and for its business unit CapitaLand China in China. The Group is now extending the certification to other overseas operations.

"The Singapore-based real estate developer also recently started the 'Building A Greener Future' Programme. This is a series of green initiatives, with the mascot CapitaFrog, to encourage staff, tenants, shoppers, schools and the general public to play a role in environment protection," the SEC added.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "CapitaLand is honoured to be the only Top Achiever of the Singapore Environmental Achievement Award this year. This 'Green Oscar' is in recognition of CapitaLand's comprehensive green strategy, something that we have internalised as a Group, and which we have been conscientious and consistent in implementing across our global footprint of over 110 cities in more than 20 countries."

"This award has not been achieved in a vacuum; it is through the wholehearted support of all our stakeholders – our management team, our staff, our business partners, our customers, our architects, engineers, contractors, and our tenants – that we have been able to embark on this journey. I am confident that this win will spur all of us on, to work closely to bring about a green future for our children and their future generations," Mr Liew added.

About the Singapore Environmental Achievement Award

The Singapore Environmental Achievement Award (SEAA) was developed to inspire Singapore-based organisations to become more committed to environmental and social responsibilities. As the only local award that addresses overall environmental initiatives and awareness within an organisation, the SEAA is the most prestigious environmental award in Singapore. The SEAA is organised by the Singapore Environment Council (SEC) and supported by the National Environment Agency (NEA). The SEAA is the only local award that addresses overall management systems, performance, environmental initiatives and awareness within an organization.

About CapitaLand Green Programme

As an international corporate citizen, CapitaLand is committed to be an environmentally sustainable real estate company. The Group's Green initiatives are spearheaded by its Green Committee which comprises senior executives from both its Singapore and overseas operations. The comprehensive CapitaLand Green Buildings Guidelines guide the sustainable development and management of its properties. An ISO 14000-certified company, CapitaLand also has an Environmental Tracking System to track energy and water usage, waste generation and carbon dioxide emission of about 150 CapitaLand properties worldwide. To reach out to the community, the CapitaLand "Building A Greener Future" Programme is a series of green initiatives aimed at getting the Company's stakeholders to play a role in protecting the environment.

About CapitaLand

CapitaLand is the largest listed real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries. The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: CapitaLand Limited *(Co. Regn: 198900036N)*
Date: 11 June 2008

Analyst contact:
Harold Woo
SVP, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com

Media contact:
Ng Wei Joo
VP, Corporate Communications
Tel: +65 6823 3532
Email: ng.weijoo@capitaland.com

ACCEPTANCE SPEECH BY
MR RICHARD HALE, BOARD DIRECTOR
CAPITALAND LIMITED

Singapore Environmental Achievement Award 2007/08
Shangri-La Hotel, Island Ballroom
11 June 2008

Mr Mah Bow Tan, Minister for National Development, distinguished guests, ladies and gentlemen, good evening. First and foremost on behalf of CapitaLand, I would like to thank the Singapore Environment Council for presenting us with this most prestigious award and, if you will pardon the pun, hope that the rest of you are all "green" with envy.

In my youth, regrettably some years ago, apart from being the place one aimed for on the golf course, the word 'Green' was a colour. It also meant jealous, envious, sickly-coloured. It could mean immature, undeveloped, inexperienced, naïve, gullible but it could also mean full of vitality and this is the quality I associate with its current extra meaning of caring for and acting to preserve our environment.

It has been two years since we set up our so-called Green Committee to consolidate and extend the environmental initiatives that we have been undertaking in the various parts of our group as well as to give them a sharper management focus. Today's award is a validation of the efforts so far of all our staff who have supported us in this initiative. We would also like to thank those outside the Group with whom we have been working to achieve our objectives.

We at CapitaLand believe that developing buildings with minimal impact on the environment both in their construction and their management is not merely important and necessary but vital to the future of our planet: but this is not enough. We need all the people, people like you, who live, work and play in our buildings to do their part in effectively protecting our environment, ensuring that our world remains a home for our children's children.

It was with this in mind that CapitaLand recently launched its "Building A Greener Future" campaign. We were honoured that Minister Yaacob Ibrahim helped us jumpstart a series of community initiatives. These included the CapitaLand Green-Shopping Bag and a mini-loyalty programme to persuade shoppers in our malls to adopt a greener way of shopping. Timed just as the Great Singapore Sale was approaching, I am told that this initiative even made it to the very popular "Mr Brown" blog!

Please also note that CapitaLand Recycling Bins can now be found in our malls, offices and serviced residences to encourage the recycling of paper, metal and plastic.

But these initiatives are not only found in Singapore: CapitaLand Hope Foundation – the charity arm of CapitaLand, has built some CapitaLand Hope Schools in China for needy children. We now want to try out a "Green" school model incorporating local materials, involving local talent , and designed with the surroundings in mind. Ten of China's best

architectural universities have been invited to participate and their entries judged by world-class architects like Toyo Ito, environmental experts and other industry professionals.

Many years ago I was told by the eminent Chairman of a publicly listed company that while he would like his company to be green it should not be deep green or bright green but an acceptably pale, commercial green. I can assure you, as I hope you already realize, that that is not the way we at CapitaLand think.

Before I finish it would be remiss of me not to commend the Singapore Environment Council for its good work and to wish it continued and increasing success. Having personally been a member of its Council in its early years I know just what an uphill struggle it can sometimes be. As we all know no matter how much one does, there is always more to be done.

Once again, I would like to thank you most sincerely for this award. It will spur us on to greater and deeper green efforts so that we can leave a "greener" legacy for future generations.

Mr Richard Edward Hale

Director

CapitaLand Limited

Mr Richard Hale（理查德.西尔先生） is a Non-Executive Independent Director of CapitaLand Limited. He joined the CapitaLand Board on 10 February 2003 and was last re-elected as Director at CapitaLand's Annual General Meeting on 27 April 2007. He is also the Chairman of CapitaLand's Audit Committee and a Member of CapitaLand's Risk Committee. He is also the Chairman of CapitaCommercial Trust Management Limited (the manager of CapitaCommercial Trust listed on the SGX-ST).

Mr Hale is a Fellow of the Singapore Institute of Directors and also sits on the Boards of Sembcorp Industries Ltd, Sembcorp Marine Ltd and Wheelock Properties (Singapore) Limited (all listed on the SGX-ST).

Mr Hale started his career with The Hongkong and Shanghai Banking Corporation Ltd in October 1958 and served in London, Paris, Hong Kong, Germany, Malaysia, Japan and Singapore before retiring from the Bank as CEO Singapore and Director in March 1995. From July 1995 to September 1997, he acted as advisor on environmental matters for HSBC Holdings plc London, based in Singapore. Mr Hale was Executive Chairman of SNP Corporation Ltd from 1 April 1999 to April 2000, and also served as Chairman of the Singapore International Chamber of Commerce for 1993 and 1994. He was formerly a Governor of United World College of South East Asia, Singapore.

Mr Hale was educated at Radley College, Abingdon, UK. He is a Fellow of the Chartered Institute of Bankers, London.

11 June 2008

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	11-Jun-2008 18:49:38
Announcement No.	00121

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - Completion of the acquisition of property in Perth, Australia
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	ART.Annc.Somerset.StGeorgesTerrace.11Jun08.pdf Total size = **127K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006 (as amended))

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION OF PROPERTY IN PERTH, AUSTRALIA

On 21 January 2008, Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), has announced that ART is acquiring a 84-unit serviced residence in Perth, Australia to be re-branded Somerset St Georges Terrace, Perth (the "Acquisition").

ARTML is pleased to announce that the Acquisition was completed on 11 June 2008.

By Order of the Board

Ascott Residence Trust Management Limited

(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong/ Lam Chee Kin

Joint Company Secretaries

Singapore, 11 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$1,000,000,000 2.95 PER CENT. CONVERTIBLE BONDS DUE 2022

CapitaLand Limited ("CapitaLand") wishes to announce that the second interest payment (the "Interest Payment") on the S$1,000,000,000 principal amount of convertible bonds due 2022 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 20 June 2008 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.95 per cent. per annum, payable semi-annually in arrear on 20 June and 20 December in each year (each an "Interest Payment Date"), commencing 20 June 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 10th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request of the bondholder other than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Low Sai Choy
Company Secretary
13 June 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jun-2008 12:39:09
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

News Release - "Ascott opens 4 new properties in 4 countries in 2 weeks"

Description

The attached news release issued by CapitaLand Limited on the above matter is for information.

Attachments

TAGL.newsrelease.16Jun2008.pdf

Total size = **214K**
(2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

ASCOTT OPENS 4 NEW PROPERTIES IN 4 COUNTRIES IN 2 WEEKS

Singapore, 16 June 2008 – The Ascott Group (Ascott) has opened four new serviced residences in four countries across three regions in the first two weeks of June. The four new properties are each located in Australia, Vietnam, Thailand and Qatar.

Ascott has added a new city, Perth, to its global footprint with the opening of Somerset St Georges Terrace. The other three new serviced residences are Somerset Hoa Binh in Hanoi, Citadines Sukhumvit 8 in Bangkok and Somerset West Bay in Doha.

The opening of these properties adds to the two properties Ascott opened early this year, bringing the total to six opened in the first half of 2008. The two serviced residences which Ascott opened in China early this year were Ascott Guangzhou and Somerset Emerald City, Suzhou.

Ms Jennie Chua, Ascott's President & CEO said: "Ascott continues to grow our presence globally. In the first half of the year, we opened six serviced residences. We have five additional properties scheduled to open in Bangkok, Chennai and Singapore by the end of the year. The new properties will further consolidate Ascott's position as the world's largest international serviced residence owner-operator. We are now in 56 cities and 22 countries with about 5,000 employees who work with 80 languages across our global network."

Mr Gerald Lee, Ascott's Deputy CEO (Operations) added: "It has been an exciting high-adrenalin period having to open four properties successfully in just two weeks. Our serviced residences are in prime locations with various business, shopping, dining or entertainment facilities nearby. They also offer a range of services to suit our residents' lifestyle. Whether travellers are on relocation, business trip or leisure travel, they will find an ideal home at our properties."

Australia

Somerset St Georges Terrace, Perth

The 84-unit Somerset St Georges Terrace is in the heart of Perth's business district. It is within walking distance to a wide variety of restaurants, cafes and quality boutiques. The property is a street away from the Perth Convention Exhibition Centre.

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
www.theascottgroup.com

Vietnam

Somerset Hoa Binh, Hanoi

The 206-unit Somerset Hoa Binh, Hanoi is part of a mixed development comprising an office tower and a retail podium. The property is strategically located at Hoang Quoc Viet Street, Cau Giay District. It is a 10 minutes' drive from the key commercial and civic districts. It is close to the Hoa Lac high technology development zone and Thang Long Industrial Park. The property is also easily accessible to the Noi Bai International Airport, prime dining and shopping areas and popular tourist attractions.

Thailand

Citadines Bangkok Sukhumvit 8

The 130-unit Citadines Sukhumvit 8 is located in one of Bangkok's central and tranquil residential areas. The property is a five minutes' walk to Nana Skytrain station. It is also close to major offices, business centres, shopping malls, restaurants, parks and schools.

Qatar

Somerset West Bay, Doha

The 200-unit Somerset West Bay is in the heart of Doha's Diplomatic Area where several Ministry headquarters, embassies and consulates are located. The property is next to the Qatar Financial Centre and adjacent to the City Centre Shopping Mall, one of the country's best known shopping destinations. The Doha International Airport is a 15 minutes' drive from the property. Somerset West Bay, Doha is located at the north end of the picturesque Corniche, offering a scenic view of the Arabian Gulf.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 6,000 units which are under development, making a total of about 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 56 cities in 22 countries, 13 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced

Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand

CapitaLand is the largest listed real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

---

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN ISLAND CITY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Fund Management Limited, had disposed of its entire 100% stake (comprising 10 ordinary shares of S$1 each (the "Shares")) in the share capital of Island City Pte. Ltd. ("ICPL") to Ascott Investment Group Holdings Ltd. ("AIGH") for a cash consideration of S$10 (the "Transfer"). AIGH is an indirect wholly-owned subsidiary of CapitaLand.

ICPL, a company incorporated in Singapore, is set up for investment holding purpose. The net asset value of the Shares based on the management accounts of ICPL as of 31 May 2008 is S$10.

Subsequent to the Transfer, ICPL issued and AIGH has subscribed for cash 20 ordinary shares at S$1 each and 7,552 preference shares at JPY100,000 each in the share capital of ICPL (the "Subscription"). ICPL also issued and ArcResidential Japan Investments Limited, a party unrelated to CapitaLand, has also subscribed for cash 70 ordinary shares at S$1 each and 17,622 preference shares at JPY100,000 each in the share capital of ICPL.

As a consequence of the Subscription, CapitaLand's interest in ICPL is reduced to 30% (comprising 30 ordinary shares and 7,552 preference shares). ICPL has ceased to be a subsidiary and become an associated company of CapitaLand.

The Transfer and Subscription are not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Transfer and Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
18 June 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jun-2008 09:00:43
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "Ascott opens global hospitality training centre in Singaopore"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	TAG.OpensACE.20Jun08.pdf TAG.ACEFactsheet.20Jun08.pdf Total size = **222K** (2048K size limit recommended)

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For Immediate Release

News Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

ASCOTT OPENS GLOBAL HOSPITALITY TRAINING CENTRE IN SINGAPORE

First and only company to offer full-range of WDA hospitality training programmes to public

Singapore, 20 June 2008 – The Ascott Group (Ascott) today officially opened a new global hospitality training centre in Singapore called Ascott Centre for Excellence (ACE). The event was officiated by Dr Ng Eng Hen, Minister for Education and Second Minister for Defence.

ACE trains Ascott's 5,000 employees located in Asia Pacific, Europe and the Gulf region to support its global expansion. Besides Ascott's proprietary programmes, ACE is the only training centre in Singapore to offer the Workforce Development Agency's (WDA) full range of Hotel and Accommodation Services programmes. This full range of hospitality programmes will be opened to the Singapore public, making Ascott the first and only company to do so.

The programmes will be available from October 2008. They range from Certificate and Advance Certificate to Diploma level.

In addition, Ascott has signed a Memorandum of Understanding with Nanyang Business School to offer management trainee programmes and internships to its Tourism & Hospitality Management students.

Ms Jennie Chua, Ascott's President & CEO said: "Ascott is the only serviced residence company in Singapore to have a dedicated training centre. About eight years ago, when we set up our training institute, our courses were mainly on basic operational skills. We have since come a long way; the modern, well-equipped learning facilities at ACE are now 100 times larger compared to the modest training space we used to have. Moving forward, we will focus on equipping our employees with competencies and skills relevant for the future. Besides developing our people, by opening our training programmes to the public, we will do our part to groom talent for the hospitality industry."

She added: "By providing students with real work experience and learning opportunities, we hope to raise awareness of hospitality as an attractive career among the younger generation. These students will gain insights into the challenges and rewards of the hospitality industry."

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

ACE has about 50 full-time and part-time trainers in 22 countries across Asia Pacific, Europe and the Gulf region. Of these trainers, about 30 are based overseas. ACE's facilities in Singapore cover about 12,000 square metres of indoor and outdoor learning space. There are 15 training rooms including seminar rooms, computer training lab, breakout rooms, video-conferencing room, resource room as well as open space for interactive and outdoor learning. ACE's training programmes cover operations, customer relations, team bonding, and leadership and supervisory skills.

Interested participants can contact ACE at (65) 6500 3333 or email: support.ace@the-ascott.com. Please refer to the attached fact sheet for more information on ACE and its programmes.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 6,000 units which are under development, making a total of about 21,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 56 cities in 22 countries, 13 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand

CapitaLand is the largest listed real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

---

ASCOTT CENTRE FOR EXCELLENCE
FACT SHEET

Address	:	2 Anthony Road, Singapore 229956
Land area	:	12,000 square metres
Training rooms	:	15 training rooms, comprising seminar rooms, computer training lab, breakout rooms, video-conferencing room and resource room.

Types of Workforce Skills Qualifications (WSQ) programmes at ACE (for Ascott and non-Ascott participants):

- ACE will offer the full range of WSQ programmes for Hotel and Accommodation Services:

  - WSQ Certificate in Hotel and Accommodation Services (Front Office)
  - WSQ Certificate in Hotel and Accommodation Services (Housekeeping)
  - WSQ Advanced Certificate in Hotel and Accommodation Services (Front Office)
  - WSQ Advanced Certificate in Hotel and Accommodation Services (Housekeeping)
  - WSQ Diploma in Tourism

Basic criteria to sign up for WSQ programmes:

- Must be Singaporean or Singapore PR. Also open to employees of organisations based in Singapore.

- For Certificate in Hotel and Accommodation Services (Front Office)
- and Certificate in Hotel and Accommodation Services (Housekeeping)
  - Basic English proficiency.

- For Advanced Certificate in Hotel and Accommodation Services (Front Office) and Advanced Certificate in Hotel and Accommodation Services (Housekeeping)
  - O level English.

- For Diploma in Tourism
  - 2 years working experience as a supervisor recommended, but not compulsory.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITALAND CHINA HOLDINGS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand China Holdings Pte Ltd ("CCH"), its indirect wholly-owned subsidiary, has increased its issued and paid-up share capital from S$327,198,663 to S$727,198,663 (the "Share Increase") by an allotment and issue of 400,000,000 ordinary shares to its sole shareholder, CapitaLand Residential Limited, a direct wholly-owned subsidiary of CapitaLand, for a cash consideration of S$400,000,000.

Following the Share Increase, CCH's issued and paid-up share capital is S$727,198,663 comprising 653,698,663 ordinary shares and 73,500 redeemable preference shares.

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
20 June 2008

CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) BELLEVALE PTE. LTD.
(II) GOODLINE HOLDINGS LIMITED
(III) INTERSUCCESS INVESTMENTS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries:

(I)	Name	:	Bellevale Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share
	Place of Incorporation	:	Singapore
(II)	Name	:	Goodline Holdings Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	US$1 comprising 1 ordinary share
	Place of Incorporation	:	British Virgin Islands
(III)	Name	:	Intersuccess Investments Limited
	Principal Activity	:	Investment Holding
	Share Capital	:	HK$1 comprising 1 ordinary share
	Place of Incorporation	:	Hong Kong

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
20 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF SHARES IN CITADINES GARDEN CITY (BVI) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Ascott Holding (China) Limited ("AHCL"), has entered into an agreement to sell its entire 100% stake (comprising one ordinary share of US$1) (the "Sale Share") in the share capital of Citadines Garden City (BVI) Limited ("Citadines GC BVI") to Ascott Serviced Residence (China) Fund ("Ascott China Fund") (the "Sale"). CapitaLand has a 33% indirect interest in Ascott China Fund.

Citadines GC BVI, through its wholly-owned subsidiaries, Citadines Garden City (Hong Kong) Limited ("Citadines GC HK") and Citadines Garden City Shenzhen Property Co., Ltd. ("Citadines GC SZ"), owns the residential buildings located at Tower 20, Phase III, No. 8 Industry Road, Shekou Garden City, Nanshan District, Shenzhen, PRC (the "Property"). Upon completion of the Sale, the Property will be operated as a "Somerset" serviced residence and managed by Ascott Property Management (Shanghai) Co., Ltd., an indirect wholly-owned subsidiary of CapitaLand.

The aggregate consideration for the Sale Share (the "Consideration") of US$24.98 million (approximately S$34.17 million) comprises (1) cash of approximately US$3.43 million (approximately S$4.69 million) and (2) assignment of loan of US$21.55 million (approximately S$29.48 million) owed by Citadines GC HK to AHCL (the "Loan"). The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, amongst other factors, the net asset value of Citadines GC BVI, the agreed value of the Property at RMB259.5 million (approximately S$51.15 million) and the assignment of the Loan. The net asset value of Citadines GC BVI based on its management accounts as of 30 April 2008 was US$1.89 million (approximately S$2.59 million).

The completion of the Sale is expected to take place in September 2008 or such other date mutually agreed by the parties and is subject to, inter alia, satisfactory due diligence and necessary approvals and consents to be obtained (the "Completion"). The Consideration is subject to a post-completion adjustment as at the date of Completion taking into account the net asset value of Citadines GC BVI at the date of Completion.

Upon Completion, Citadines GC BVI, Citadines GC HK and Citadines GC SZ will cease to be indirect subsidiaries of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
20 June 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY
中信凯德（北京）管理咨询有限公司
CITIC CAPITALAND (BEIJING) MANAGEMENT CONSULTING CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in The People's Republic of China:

Name	:	中信凯德（北京）管理咨询有限公司 CITIC CapitaLand (Beijing) Management Consulting Co., Ltd.
Principal Activity	:	Asset Management Consultancy / Investment Consultancy and Financial Advisory
Registered Capital	:	RMB 500,000 (approximately S$98,000)

CapitaLand RECM Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, holds 50% stake in the registered capital, whilst the other 50% is held by CITIC Trust Co., Ltd, a party unrelated to the CapitaLand Group.

Other than their interests in CapitaLand, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 June 2008

About CapitaLand

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capital Trust.

CapitaLand currently has over S$19 billion of assets under management from its five REITs and 14 real estate private equity funds as at 31 March 2008. The assets comprise residential, retail, office, serviced residences and integrated properties spanning 11 countries in key cities in Asia, Europe and the GCC countries. In China, CapitaLand had set up six private equity funds earlier, namely, CapitaLand China Residential Fund, CapitaLand China Development Fund, CapitaRetail China Development Fund, CapitaRetail China Development Fund II, CapitaRetail China Incubator Fund and Ascott China Fund.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N) and CITIC Trust**
Date: **23 June 2008**

Analyst Contact
Harold Woo
Investor Relations
DID: (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

IBM China Centre

IBM China Centre is a Grade A, low rise and campus style development comprising three blocks. With a net lettable area of 19,272, square metres, the property houses the IBM R&D Centre, IBM Exhibition Centre and IBM Innovation Centre.

IBM China Centre enjoys excellent accessibility as it is approximately 700 metres away from the Xierqi station of LRT Line 13 and 1 kilometre away from the Badaling highway. It is located in Beijing's Zhongguancun Software Park ("ZPark"), China's national software industry development and software export hub.

ZPark tenants, including IBM, receive various government incentives such as tax benefits and rental subsidies. So far, more than 120 domestic and multinational software companies have already set up their operations in ZPark. These include renowned MNCs and leading domestic companies such as Oracle, Siemens, Iona, Reuters and China Unionpay.

About CITIC Trust

CITIC Trust Co.Ltd, is the national financial institution under direct regulation of the China Banking Regulatory Commission. Its predecessor CITIC Development Co., Ltd was a wholly-owned subsidiary of the CITIC Group established on 5 March 1988. The two shareholders are China CITIC Group and CITIC East China (Group) Co., Ltd respectively.

As the first trust company in China belonging to a financial holding group, the CITIC Trust avails itself of the comprehensive financial services platform of CITIC Holdings. It maintains the operation ideology of "Boundless services" and "Smooth operation". Based on risk control and credit construction aimed at realising profits through innovative services, the company's competitiveness is sustained so as to enable it to become a provider of corporative financial solutions and an integrator of various financial functions.

As for product creation, CITIC Trust has launched China's first MBS "Jian Yuan 2005-1 Individual Housing Mortgage Backed Securitisation Trust Program"; the first private equity investment fund of the Chinese trust industry, Jinxiu Scheme; the CITIC Prospect Infrastructure Fund; and CITIC CapitaLand Business Park Trust Plan.

With a trust fund balance of RMB196.2 million under its management as at end of 2007, CITIC Trust is the largest in China in terms of asset size.

CCBPF is the first real estate private equity and business park fund for CITIC Trust, a wholly-owned subsidiary of China state-owned investment conglomerate, CITIC Group. CCBPF is also the company's first fund that is jointly managed with an international real estate group.

Besides being an investor, CapitaLand will manage the fund equally and jointly with CITIC Trust through a newly incorporated company - CITIC CapitaLand (Beijing) Management Consulting Co., Ltd. In addition, CapitaLand will leverage its real estate domain expertise and track record in China by assuming the asset manager role for the properties to be owned by the fund. CITIC Trust will act as the trustee of the fund.

Mr Chen Yi Song, Vice-President of CITIC Trust, said, "We are pleased to partner CapitaLand Group to establish China's first real estate private equity fund. This fund has a number of innovative features that have won the support of the China Banking Regulatory Commission. Innovation is the driving force for the development of CITIC Trust. Through the successful fund raising and incorporation of CITIC CapitaLand Business Park Fund, we will not only enrich our real estate product range, but also provide our high end customers with an excellent investment product. The establishment of this fund will anchor CITIC Trust's position as a market leader in providing differentiated products for an emerging affluent investor class and an increasingly sophisticated financial market. CapitaLand Group has both an excellent international reputation and a successful real estate business in China. With its portfolio of several listed REITs and private funds in Asia, it has an excellent track record in real estate financial products and services. We hope to build on complementary strengths of both partners to better serve our fund investors and contribute positively to the development of the real estate business in China."

Mr Lim Ming Yan, CEO of CapitaLand China and CapitaLand Financial (China Development), said: "The establishment of the CITIC CapitaLand Business Park Fund is a milestone for CapitaLand's fund management business in China. Not only does it break new ground as the first RMB-denominated real estate private equity fund in the country, it will invest in prime assets in the high growth business park sector. We are most privileged to be partnering CITIC Trust which has immense local domain knowledge, strong network relationships as well as an excellent reputation. This fund will boost CapitaLand's track record in China which currently spans the entire real estate value chain from real estate development and asset management to financial services. This is in line with our long term view of China, where we have been operating since 1994, and underscores our confidence in the country's economy and real estate market fundamentals. We are also very pleased to have contributed to China's deepening capital and real estate markets, together with our partner, CITIC Trust."

CapitaLand

中信信托有限责任公司
CITIC Trust Co., Ltd.

For Immediate Release
23 June 2008

NEWS RELEASE

CapitaLand and CITIC Trust establish first RMB-denominated real estate private equity fund in China

Fund will invest in business park properties in China

Singapore, 23 June 2008 – CapitaLand and CITIC Trust, the largest Trust services company in China, are pleased to announce the establishment of the first RMB-denominated real estate private equity fund in China, namely, the CITIC CapitaLand Business Park Fund ("CCBPF"). The fund, which will invest in business parks in China, is jointly managed by CITIC Trust and CapitaLand.

The fund was successfully closed on 6 June 2008 after raising RMB500 million. CapitaLand has a 50% sponsor stake while local Chinese investors comprising corporate investors and high net worth individuals have subscribed for the remaining interests through the CITIC CapitaLand Business Park Trust Plan. The fund allows Chinese domestic investors to participate in the incubation of properties suitable for real estate investment trusts ("REITs").

The fund will invest in CapitaLand's business park in Beijing, namely, IBM China Centre (formerly Red Diamond Plaza). The fund will continue to seek other attractive investment opportunities in China.

CCBPF is CapitaLand's first business park fund in China and its seventh private equity fund in the country. The combined equity committed for the seven funds in China amounts to US$2.7 billion (S$3.7 billion), which now accounts for about 57.3% of the US$4.7 billion (S$6.5 billion) of total equity raised todate for CapitaLand's funds under its private equity fund business. Currently, CapitaLand has total assets under management ("AUM") of over S$19 billion from its five REITs and 14 private funds as at 31 March 2008.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY FABULOUS CREST SDN. BHD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Malaysia:

Name	:	Fabulous Crest Sdn. Bhd.
Principal Activity	:	Asset Management
Issued and Paid-up Share Capital	:	RM2 (approximately S$0.84) comprising 2 ordinary shares of RM1 each

Other than their interests in CapitaLand, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 June 2008

CapitaLand

News Release

25 June 2008
For Immediate Release

CapitaLand acquires approximately 61.9% of the total strata area of Sungei Wang Plaza, Kuala Lumpur in Malaysia for RM595 million (approximately S$250 million)

Forms third seed asset for proposed pure-play Malaysian retail REIT with a total asset size of approximately RM2 billion (approximately S$840 million)

Singapore, 25 June 2008 – CapitaLand Limited ("CapitaLand") has acquired approximately 61.9% of the total retail strata area or 510,418 million Square Feet ("sq ft") as well as the car parks of Sungei Wang Plaza ("Sungei Wang") located in Kuala Lumpur, Malaysia, at a property purchase price of approximately RM595 million (approximately S$250 million) through an asset securitisation structure. Sungei Wang, a prime freehold asset strategically situated in Kuala Lumpur's Golden Triangle, is one of the most popular retail malls located within the renowned Bukit Bintang shopping precinct.

Under the asset securitisation structure, Sungei Wang is held by a special purpose vehicle, Vast Winners Sdn Bhd ("VWSB"). VWSB has issued three tranches of Senior Medium Term Notes, namely Class A, B and C, as well as a tranche of Subordinated Class D Medium Term Notes. CapitaLand's wholly owned subsidiary, Gain 888 Investments Pte. Ltd., has fully subscribed for the Subordinated Class D Medium Term Notes in the principal amount of RM338 million (approximately S$142 million). The Senior Medium Term Notes have been fully subscribed by a Malaysian financial institution.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said: "Sungei Wang is one of the most established and popular malls in the city centre of Kuala Lumpur, the capital of Malaysia. The prime retail mall, which has close to 100% occupancy and more than 24 million visitors annually, also enjoys direct connectivity to the Bukit Bintang Monorail Station. Through our proactive management and by leveraging on our retail real estate management expertise, there are tenancy remixing opportunities to create significant value at Sungei Wang."

He added, "Together with the earlier acquisitions of Gurney Plaza and Mines Shopping Fair, the three seed assets collectively amount to a total asset size of approximately RM2 billion (approximately S$840 million), putting CapitaLand's firmly on track to create its proposed pure-play Malaysian retail REIT by end 2008."

About Sungei Wang

Opened in 1977, Sungei Wang is one of the most established retail malls in Kuala Lumpur. The prime retail property is strategically located within Kuala Lumpur's Golden Triangle at the Bukit Bintang shopping precinct along Jalan Sultan Ismail. Sungei Wang is easily accessible from all parts of the city and is well-served by public transportation. The mall also enjoys direct connectivity to the Bukit Bintang Monorail Station. The eleven-storey mall (including car parks), measuring over 824,000 sq ft in retail strata area, has over 800 retail outlets and over 1,300 car park lots. Sungei Wang enjoys close to 100% occupancy as at 31 December 2007.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is the largest real estate company in Southeast Asia by market capitalisation. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 110 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by CapitaLand Limited

(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jun-2008 18:21:42
Announcement No.	00083

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust ("QCT") - Placement of up to 251,440,000 new units in QCT"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.QCT.25Jun08.pdf Total size = **100K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	25-Jun-2008 17:49:53
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Placement of up to 251,440,000 new units in QCT
Description	The announcement issued by HwangDBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCT_Announcement.pdf Total size = **39K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **OT_HWANG DBS SECURITIES** on **25/06/2008 05:13:25 PM**
Submitted by **OT_HWANG DBS SECURITIES** on **25/06/2008 05:21:06 PM**
Reference No **OD-080625-62005**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	HWANGDBS INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Tan Li-Shean / Chew Siau Em
*** Designation**	Vice President / Senior Executive
*** Contact number**	03-21437888
E-mail address	sechew@hdbs.com.my

Type *	**Announcement**
Subject *:	QUILL CAPITA TRUST ("QCT") Placement of up to 251,440,000 new units in QCT ("Units") ("Placement")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the previous announcements in relation to the above, the latest of which was on 3 January 2008. As announced, QCT had earlier obtained approval from the Securities Commission ("SC") for an extension of time to complete the placement of the subsequent tranche(s) of up to 100,000,000 Units by 27 June 2008. Further to this, SC has vide its letter dated 16 June 2008, which was received on 18 June 2008 given its approval for an extension of time for an additional two (2) weeks up to 11 July 2008 for QCT to complete the placement of the aforesaid subsequent tranche(s).

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("Manager"), HwangDBS Investment Bank Berhad and Aseambankers Malaysia Berhad, being the joint advisers for the Placement, wish to announce that the Manager has resolved not to proceed with the implementation of the subsequent tranche(s).

This announcement is dated 25 June 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Jun-2008 12:56:54
Announcement No.	00033

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Vietnam Economic Outlook - Consolidation not Collapse"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.PresentationSlides.Vietnam.27Jun08.pdf Total size = **503K** (2048K size limit recommended)

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CapitaLand

Vietnam Economic Outlook:

Consolidation not Collapse



June 2008

Overview

Economics

- **Economic outlook**
  - Structurally positive but ...
  - short term consolidation in next 3-6mths
  - ...which is crucial period determining global investor confidence
  - Situation (especially inflation) to get worse before getting better

- **Inflation**
  - High and possibly rising for rest of 2008
  - CPI up 25.2% May 2008

- **Exchange rate**:
  - Accelerated devaluation - Baseline

  (we expect 10+ percent in 12 months)

CapitaLand

Overview

Real Estate

- Short term
  - Speculators who bought at peak – withdrawing
  - Prices (direct developer sales) – declining in HCMC; but stagnant in Hanoi
    - Mid end (< US$2,000 psm): ↓20% - 30%
    - High end (>US$2,000 psm): ↓10%
- Medium term
  - Owner occupier demand remains healthy underpinned by urbanisation, favourable demographics, income growth & city-expansion

- Vietnamese property market is like China's 10-15 years ago
- Good time to get in for long term investors

CapitaLand

Opportunities

- **Near term challenges for Vietnam Government**
  - — Inflation & Widening Trade Deficit are Major Bugbears
- **Raft of Monetary & Fiscal Policy Measures Implemented**
  - — Some impact on growth : 2008 Growth Target cut from 8.5% - 9% to 7%

What Top Investing Countries Say :

" It is simply a matter of temporary growing (up) pains... "

- *The Korea Herald, 2 June 2008*

" Japanese firms operating in Vietnam considered the country as best production base in Asia for the next 5 - 10 years ... (with) up to 92.6% of Japanese manufacturers in Vietnam said that they plan to raise investment in the country in the next 2 years "

- *Survey released by Japan External Trade Organisation, 2 June 2008*

CapitaLand

Market Fundamentals Remain Strong

- **Urbanisation** (especially in HCMC & Hanoi)
  - About 770,000 new urban residents per year in Vietnam during 2005-2010 (Source: UN Population Division)
- **Rise of the middle-income class**
  - Disposable income per capita to grow at 11.3% p.a. during 2008-2012 (Source: EIU)
- **Favourable demography**
  - Young nation (median age: 27 years, 70% of population below 35 years of age)
  - Generates a large pool of potential homebuyer base
- **Favourable regulatory changes** has expanded the potential pool of real estate purchasers, including *Viet Kieu* and foreigners

CapitaLand

Responses Towards Inflation

- **Tightening monetary policy**
  - Rising reserve requirement ratio, from 10% to 11%
  - Rising interest rates (wef. 11 Jun 08), 3rd increase in 2008
    - Base rate: 12% - 14% (+200bp)
- **To introduce capital gains tax on real estate and stock transactions**
- **Tight rice supply to alleviate**
  - Agriculture production growing in terms of productivity and output
  - Expects to export more than 4 million tones of rice during 2008
  - Recent spike in rice prices has moderated

CapitaLand

Thank You



CapitaLand

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Jun-2008 13:21:05
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(1) Results of Extraordinary General Meeting held on 27 June 2008 and (2) Presentation Slides"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued announcements on the above matters, as attached for information.
Attachments	CCT_EGM_Results_27June2008.pdf CCT_EGM_Presentation_27June2008.pdf Total size = **641K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

RESULTS OF EXTRAORDINARY GENERAL MEETING HELD ON 27 JUNE 2008

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), is pleased to announce that at the Extraordinary General Meeting ("**EGM**") of unitholders of CCT ("**Unitholders**") held on Friday, 27 June 2008, the two resolutions as set out in the notice of EGM of CCT dated 9 June 2008 relating to the following were duly passed:

(i) the proposed acquisition of 1 George Street, which is located at 1 George Street, Singapore 049145 at a purchase consideration of S$1.165 billion; and

(ii) the proposed general mandate to be given to the Manager for the issue of new units in CCT ("**Units**") and/or convertible securities ("**Convertible Securities**") in the financial year ending 31 December 2008 such that the number of new Units (and/or Units into which the Convertible Securities may be converted) does not exceed 50.0% of the number of Units in issue as at 31 December 2007 (the "**Base Figure**"), of which the aggregate number of new Units (and/or Units into which the Convertible Securities may be converted), where the Units and/or Convertible Securities are issued other than on a pro rata basis to existing Unitholders, must not be more than 20.0% of the Base Figure.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
27 June 2008

IMPORTANT NOTICE

CapitaCommercial Trust



6 Battery Road
1 George Street
Capital Tower

Extraordinary General Meeting

27 June 2008

CapitaCommercial Trust

Important Notice

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, as manager of CCT (the "CCT Manager") is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

Agenda

1. Approvals Sought
2. The Proposed Acquisition
3. Singapore Office Market
4. Benefits to Unitholders
5. Financing

Approvals Sought

Approvals Sought (Ordinary Resolution)

1. **Proposed Acquisition of 1 George Street, Singapore**
   - No placement of new CCT units
   - No rights issue

2. **Proposed General Mandate for the issue of new units and/or convertible securities**
   - In the event of any future acquisition, refinancing or general working capital financing in FY2008

CapitaCommercial Trust

The Proposed Acquisition

CapitaCommercial Trust

1 George Street - A 3-Year Old, 23-Storey Premier Grade A Office Building

The table below sets out a summary of selected information on 1 George Street as at 1 May 2008



Gross Floor Area	51,714 sq m	
Net Lettable Area	**Total**	**41,621 sq m**
	Office	40,465 sq m
	Ancillary Retail	1,156 sq m
Number of Tenants	31	
No. of Car Park Lots	178	
Title	Leasehold estate expiring 21 January 2102	
Committed Occupancy	100% (as at 1 May 2008)	
Valuation (as at 16 April 2008)	**S$1,165.0 million** by Jones Lang LaSalle Property Consultants Pte Ltd (commissioned by the Manager)	
(without taking into consideration the Yield Protection to CCT)	**S$1,170.0 million** by Knight Frank Pte Ltd (commissioned by the Trustee)	

1 George Street conferred Green Mark Gold Award by the Building & Construction Authority of Singapore

BCA GREEN MARK GOLD Award

CapitaCommercial Trust

Prime Landmark Location in Raffles Place



Clarke Quay
Hong Lim Park
Upper Pickering St
North Canal Rd
South Bridge Rd
George St
Pickering St
Boat Quay
OneGeorge STREET
South Canal Rd
UOB Plaza
Raffles Place
OCBC Centre
Great Eastern Centre
Hong Lim Complex
China St
China Square Central
Capital Square
Golden Shoe Carpark
Cross St
Far East Square

- ✓ Walking distance to Raffles Place MRT interchange station and Clarke Quay MRT station
- ✓ Prominent location within core of CBD

CapitaCommercial Trust

Call Option to Purchase 1 George Street

(announced on 27 March 2008)

- CCT has right but not obligation from CapitaLand to buy 1 George Street at purchase consideration of S$1,165.0 million or S$2,600 per sq ft NLA
- CapitaLand will provide a yield protection to CCT of minimum net property income of S$49.5 million p.a. (or 4.25% p.a. of purchase consideration) for 5 years from the date of completion of Acquisition till 2013

Attractive Price vs Market Transactions

Date	Office Building	Remaining Tenure	Price (S$ mil)	NLA (sqft)	Price (S$psf)
Apr 2008	71 Robinson Road	85 yrs	744	238,000	3,125
Mar 2008	**1 George Street**	**94 yrs**	**1,165**	**448,000**	**2,600**
Feb 2008	One Philip Street	999 yrs	99	36,194	2,736
Jan 2008	Hitachi Tower	999 yrs	811	279,560	2,900
Jan 2008	79 Anson Road (55% stake)	Freehold	215	117,423	1,831

Source: Extracted from reports by CBRE, JP Morgan & CapitaLand Research

CapitaCommercial Trust

Total Acquisition Cost

Items	Cost (S$)
Purchase Consideration	1,165.0 million
Acquisition Fee (to be paid in Units) [1]	11.7 million
Estimated Professional and other Fees and Expenses	3.5 million
Total Acquisition Cost	**1,180.2 million**

Note:
(1) As the Acquisition will constitute an "interested party transaction" under the Property Fund Guidelines, the Acquisition Fee payable to the Manager will be made in the form of Units, which shall not be sold within one year from the date of issuance.

CapitaCommercial Trust

Secured 100% Committed Funding

- Fully underwritten committed funding from banks obtained to fund acquisition
- **No placement of new CCT units**
- **No rights issue**

Yield Protection of Net Property Income

Revenue top up to ensure net property income and minimum 4.25% yield protection is met



S$25 mil
11.6
13.4
S$50 mil
11.7
38.3
Forecast Period 2008 (1 Jul to 31 Dec)
Projection Year 2009 (1 Jan to 31 Dec)
NPI without Yield Protection
Yield Protection

CapitaCommercial Trust

Yield Protection Minimises Downside Risk; and CCT Benefits from All Rental Upside



Assuming all leases expiring between 2010 and 2011 are renewed based on CBRE's forecast rental rate of S$12.00 to S$15.00 per sq ft per month
Net Property Yield
4.25%
4.25%
4.40%
4.90%
Yield Protection
2008
2009
2011

CapitaCommercial Trust

1 George Street's Yield Attractive vs Market Norm

Initial Yields of Recent Transactions – 3.0% to 3.5%
Stabilised Yield for CBD Office Buildings – 4.0% to 4.5%
Prime average yield is about 5%



Prime Capital Values & Yields
$psf
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
$2,281
$980
$1,500
$3,100
$3,100
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Q1 2008
Prime capital values
Prime yields

Source: Extracted from the independent property market review by CBRE in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Singapore Office Market

CapitaCommercial Trust

Healthy Office Absorption Expected

Singapore private office space (Central Area) – demand and supply



Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase ('93 - '97) ~ 2 mil sq ft
Post-Asian financial crisis and SARs - weak demand & undersupply
Remaking of Singapore as global city
Ave annual supply =1.9 mil sq ft
Projected annual demand = 1.62 mil sqft
Ave annual supply = 1.8 mil sq ft
Ave annual demand = 1.6 mil sq ft
supply forecast & projected take-up
5.0
3.0
1.0
-1.0
-3.0
Office Space (mil sq ft)
0.7
0.9
2.7
4.1
1.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Source: URA, CBRE & CapitaLand Research (May 2008)

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

CapitaCommercial Trust

Firm Lease Commitments for MBFC 3 years ahead of building's completion

Key Financial Institutions in Marina Bay Financial Centre

Company	Net Lettable Area (sqft)	Phase	Comments
Standard Chartered	508,298	1	85% or 24 floors in Tower 1
Natixis	65,000	1	3 floors in Tower 1
Wellington Inv Mgt	21,000	1	1 floor in Tower 1
Amex	50,000	1	2 floors in Tower 2
Barclays	100,000	1	4 floors in Tower 2
Pictet	25,000	1	Occupy Tower 2
Icap	35,000	1	Occupy Tower 2
Others	142,498	1	-
Phase 1	946,796 (57% of MBFC Phase 1 NLA committed)		
DBS	700,000	2	22 floors in Tower 3
Phase 2	700,000 (56% of MBFC Phase 2 NLA committed)		
TOTAL	1,646,796		

Sources: MBFC; BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Office Rents Expected to Remain Stable through 2010



CBRE Research, May 2008
Historical Rents
Projected Rents
(S$ per sq ft per month)
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
7.50
7.71
6.30
6.43
5.00
5.35
4.00
4.55
4.40
4.62
5.20
5.70
7.81
8.73
15.00
17.15
17.00
19.00
17.50
20.00
15.50
19.00
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
Prime
Grade A



Forecast of Prime Raffles Place Rents
Source: DTZ Consulting & Research, May 2008
(S$ per sq ft per month)
19.70
19.70
17.70
2008E
2009E
2010E

Source: Extracted from the independent property market review by CBRE and DTZ in the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Benefits to Unitholders

CapitaCommercial Trust

Yield Accretion



3.3%
2.7%
5.45¢
5.63¢
12.02¢
12.34¢
Forecast Period 2008
1 Jul to 31 Dec 2008
Projection Year 2009
1 Jan to 31 Dec 2009
Existing portfolio
Enlarged portfolio

Note:
(1) Following the Acquisition and based on the assumptions outlined in Appendix B of the Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Growth Potential from Rental Reversions

Leases expiring at 1 George Street by Monthly Gross Rental Income

The chart below shows the leases which are expiring at 1 George Street by percentage of monthly Gross Rental Income from 2008 to 2010 and the weighted average gross rental rate per sq ft per month as at 1 May 2008, compared to the Grade A Office rent in the first quarter of 2008 reported by CBRE.



60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
Achieved Grade A Office rent in Raffles Place micro-market: S$18.00 -S$20.00 per sq ft per month
S$20.00
S$18.00
S$16.00
S$14.00
S$12.00
S$10.00
S$8.00
S$6.00
S$4.00
S$2.00
18.6%
$5.56
32.0%
$6.60
30.2%
$5.88
2008
2009
2010
By Gross Rental Income
Gross Rental Income of Expiring Leases (S$ per sq ft per month)

CapitaCommercial Trust

Strengthen Focus in Prime Office Market

Gross Rental Income Contribution(1) from Major Usage Mix



Before Acquisition
62.1%
15.7%
22.2%
After Acquisition
66.5%
13.9%
19.6%
Office
Retail
Hotels & Convention Centre

Note:
(1)Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street

CapitaCommercial Trust

Increase Grade A Office Buildings' Income Contribution to 47.4%

Gross Rental Income Contribution(1) from Grade A Office Buildings



Before Acquisition
40.5%
20.2%
39.3%
After Acquisition
47.4%
17.9%
34.7%
Grade A Office Buildings
Raffles City Singapore
Others

Notes:
(1)Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street
(2)Grade A Office Buildings comprises Capital Tower, 6 Battery Road and 1 George Street

CapitaCommercial Trust

Enhance Tenant Base

Existing Tenants

- Standard Chartered
- GIC
- JPMorgan
- HSBC
- NOMURA
- CISCO

\+

1 George Street Tenants

- Wong Partnership
- The Royal Bank of Scotland
- Lloyds of London
- Canadian High Commission

=

Blue-chip tenants enhance tenant base of Existing Properties

CapitaCommercial Trust

Increase Tenant Diversification

Gross Rental Income (1) Contribution from Top Ten Tenants Reduced from 53.2% to 47.1%



18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
16.3%
14.4%
14.5%
12.8%
6.1%
5.4%
3.6%
3.2%
3.3%
2.9%
2.5%
2.2%
1.8%
1.6%
1.8%
1.6%
1.8%
1.6%
1.5%
1.4%
RC Hotels (Pte) Ltd
Standard Chartered Bank
Government of Singapore Investment Corporation Private Limited
JPMorgan Chase Bank, N.A.
The Hongkong and Shanghai Banking Corporation Limited
Robinson & Company (Singapore) Private Limited
CapitaLand Group
Nomura Singapore Limited
Cisco System (USA) Pte. Ltd.
Economic Development Board
Existing Properties
Enlarged Properties

Note:
(1)Based on the monthly gross rental income as at 31 March 2008 for the Existing Properties and the monthly gross rental income as at 1 May 2008 for 1 George Street

CapitaCommercial Trust

Continue Diversification of Major Trade Sectors

Major Trade Sectors Analysis By Monthly Office Gross Rental Income[1]


50.8%
12.2%
8.9%
2.6%
5.7%
5.5%
4.9%
3%
2.8%
2.3%
1.2%

Office Component [2]


51.1%
11.1%
10.1%
5.8%
4.9%
4.5%
4.1%
3%
2.3%
1.9%
1.1%
Banking, Insurance & Financial Services
Government & Government Linked Office
Others
Legal
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Car Park Income
Business Management/Consultancy Services/Business Activities
Telecommunications
Education
Ancillary Food & Beverage

Office Component & 1 George Street

Notes:
(1) As at 1 May 2008 for 1 George Street.
(2) Comprises Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Raffles City Tower, and the office leases in Bugis Village and Golden Shoe Car Park

CapitaCommercial Trust

Reduce Property Concentration Risk

NPI Contribution by Property[1] for the Forecast Period 2008



1 George Street
Raffles City Singapore(2)
6 Battery Road
Capital Tower
Starhub Centre
Robinson Point
HSBC Building
Bugis Village
Golden Shoe Car Park
Market Street Car Park
18.7%
36.9%
30.0%
28.7%
23.3%
12.5%
10.2%
6.0%
4.9%
4.2%
3.4%
4.1%
3.3%
3.6%
2.9%
3.5%
2.9%
0.5%
0.4%
0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0%
Before Acquisition
After Acquisition
Maximum contribution to CCT's NPI by any single property will decrease from 36.9% to 30.0%

Notes:
(1) Excludes Wilkie Edge, a property under development.
(2) Based on CCT's 60.0% interest in Raffles City Singapore.

CapitaCommercial Trust

Enjoy Economies of Scale

- Enlarged portfolio NLA of 302,885 sq m
- The CCT Manager and the CCT Property Manager will enjoy economies of scale through greater efficient allocation of resources
  - including staff and personnel
  - cost savings from bulk purchase synergies
  - dealings with service providers.

CapitaCommercial Trust

In line with Manager's Investment Strategy

✓ Strengthen its position as the largest commercial REIT by total assets and market capitalisation in Singapore

✓ Ahead of stated target to grow CCT's total assets to S$6.0 billion by 2009 (announced in July 2006)


S$'billion
6.6
5.6
4.6
3.6
2.6
1.6
0.6
-0.4
S$5.3b
S$6.5b
S$1.2b
After acquiring 1 George Street
Target Size of S$6.0b by 2009
2007
2008
Acquisitions
Total Asset Size

CapitaCommercial Trust

Financing

CapitaCommercial Trust

100% Committed Funding Secured

Convertible Bonds	Issued S$370 million 2% coupon Convertible Bonds Yield To Maturity of 3.95%
MTN Programme	• Raised S$150 million under MTN Programme • Potential future issue
Secured Term Loan	Up to S$700 million (up to 2 years)
Others	Bank Loan Facilities

Assumed an average interest rate of approximately **3.7% per annum** (including margins and excluding the amortisation of the premiums and discounts relating to the issue of the Convertible Bonds and debt issuance expenses) for the Forecast Period 2008 and the Projection Year 2009.

CapitaCommercial Trust

CCT's Aggregate Leverage at Reasonable Level

	As at 31 December 2007	Post Acquisition
Deposited Property (S$' million)	5,278.7	**6,458.9**
Total Borrowings (S$' million)	1,261.7	**2,426.6**
Aggregate Leverage	23.9%	**37.6%**

CapitaCommercial Trust

Delivering Higher DPU Year-on-Year

Distribution yield based on 2009 Projected DPU and closing price per unit on 20 June 2008 of S$2.03 : 6.1%



16.3%
22%
18.7%
7.6%
7.8%
12.34
10.61
8.55
8.70
7.02
7.33
6.31
6.81
5.68
6.32
15 May to 31 Dec 2004 (annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 31 Dec 2007
Forecast FY 2008 (2)
Projection Year 2009 (Enlarged Portfolio)
forecast(1)
actual

Notes:

(1) The forecast and the accompanying assumptions for the respective financial periods/years are found in the following:
- Introductory Document dated 16 March 2004
- Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
- Circular dated 15 August 2006 for the equity fund raising fund of Raffles City
- Unitholder Circular dated 5 November 2007 for the proposed acquisition of Wilkie Edge (for forecast in 2007 and first quarter of 2008
- Unitholder Circular dated 9 June 2008 for the proposed acquisition of 1 George Street (for Forecast FY2008 and Projection Year 2009). Forecast FY2008 assumes 1 George Street acquisition is completed by 1 July 2008.

(2) The DPU of 10.61 cents is derived from the forecast for Existing Portfolio for the first half of 2008 and the forecast for the Enlarged Portfolio for the second half of 2008.

CapitaCommercial Trust

Resolution 2 (Ordinary Resolution)

Proposed general mandate for the issue of new units and/or convertible securities up to 20% of total units on issue as at 31 December 2007

- Allows CCT to raise funds more expeditiously without the time and expense of convening EGMs
- Enables CCT to be more responsive in the acquisition of new properties in a competitive environment
- Provides CCT with additional room for further growth through the acquisition of new properties

FY2008	Units	% of Unitholdings
CCT units on issue (as at 31 Dec 2007)	1,384,692,369	
Units set aside for Convertible Bonds	138,255,736	
Units issued for management fees	1,604,209	10.1%
If Unitholders approve General Mandate		
Limit on additional units which can be issued in FY2008	137,078,528	9.9%
Or if it is a rights issue, the limit is :	552,486,240	39.9%

CapitaCommercial Trust

Approvals Sought (Ordinary Resolution)

1. Proposed acquisition of 1 George Street, Singapore

2. Proposed general mandate for the issue of new units and/or convertible securities

END

Timeline

Extraordinary General Meeting	10.30 a.m. Friday 27 June 2008
Completion of Acquisition	Before 31 July 2008

CapitaCommercial Trust

CapitaCommercial
Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Contact:
Ho Mei Peng, Head, Investor Relations & Communications
(65) 6826 5586
ho.meipeng@capitaland.com

END